Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION
中 芯 國 際 集 成 電 路 製 造 有 限 公 司 *

(Incorporated in the Cayman Islands with limited liability)

(STOCK CODE: 0981)

ANNOUNCEMENT OF 2012 ANNUAL RESULTS

SUMMARY

Financial

The Board of Directors of Semiconductor Manufacturing International Corporation (“SMIC” or the “Company”) is pleased to announce the audited consolidated results of the Company for the year ended December 31, 2012.

Highlights include:

Record sales of US$1,701.6 million in 2012, a 29.0% increase from US$1,319.5 million in 2011, primarily due to an increase in overall wafer shipments.

Gross margin increased to 20.5% in 2012 from 7.7% in 2011, as a result of improved utilization and manufacturing efficiency.

Capital expenditures decreased to $499.3 million in 2012 from US$765.1 million in 2011.

Net cash flow from operating activities was US$435.2 million in 2012 compared to US$379.4 million in 2011.

Profit for the year attributable to owners of the Company was US$22.8 million in 2012 compared to a loss of US$246.8 million in 2011.

This announcement is made pursuant to Rule 13.49(1) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The Board of Directors of Semiconductor Manufacturing International Corporation (“SMIC” or the “Company”) is pleased to announce the audited consolidated results of the Company for the year ended December 31, 2012 as follows:

Change of Accounting Standards

The accounts of the Company for the year ended 31 December 2012 are prepared in accordance with International Financial Reporting Standards (“IFRS”). This represents a change in the accounting standards adopted for the preparation of accounts from prior years when the accounts were prepared in accordance with accounting principles generally accepted in the United States (“US GAAP”). The Company is dual-listed on the New York Stock Exchange and the Hong Kong Stock Exchange. The Company believes that the accounts prepared in accordance with IFRS will improve comparability with peers within the semiconductor industry and reduce the cost of financial reporting. The Company considers that the change in accounting standards from US GAAP to IFRS does not have a material impact on the accounts of the Company for the year ended 31 December 2012. Notes 2 and 4 of the “Notes to The Consolidated Financial Statements” provide information on this including the effect of the transition and comparative information as of 1 January 2011 and 31 December 2011 and for the year ended 31 December 2011. As a result, certain US GAAP figures as of 1 January 2011, 31 December 2011 and for the years then ended, have been reclassified to conform to IFRS.

Adjustment After Publication Of US GAAP Quarterly Results

The Company publishes unaudited financial results for each quarter on a voluntary basis. After the publication of financial results for the three months ended 31 December 2012 i.e. the last quarterly results for the year 2012, the Company has made two further adjustments during the preparation of its full year financial results which impacted on the statement of profit or loss of the Company. The adjustments were:

(1)              a reversal of US$6.9M land appreciation tax provision relating to disposal of employees’ living quarters as a result of finalization of tax filing after earning release; and

(2)              an accretion of interest of US$1.2M on non-controlling interest was reclassified to finance cost due to the IFRS conversion as explained in note 4 to the financial statements.

The sum of unaudited profit for the year for the four quarters of 2012 as previously published by the Company was US$16.8 million in accordance with US GAAP. As a result of the above two adjustments, the audited profit for the year ended 31 December 2012 was increased by US$5.7 million to US$22.5 million, in accordance with IFRS.

Cautionary Statement for Purposes of The “Safe Harbor” Provisions of the Private Securities Litigation Reform Act of 1995

This annual result announcement may contain, in addition to historical information, “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on SMIC’s current assumptions, expectations and projections about future events. SMIC uses words like “believe”, “anticipate”, “intend”, “estimate”, “expect”, “project” and similar expressions to identify forward- looking statements, although not all forward-looking statements contain these words. These forward-looking statements are necessarily estimates reflecting the best judgment of SMIC’s senior management and involve significant risks, both known and unknown, uncertainties and other factors that may cause SMIC’s actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements including, among others, risks associated with cyclicality and market conditions in the semiconductor industry, intense competition, timely wafer acceptance by SMIC’s customers, timely introduction of new technologies, SMIC’s ability to ramp new products into volume, supply and demand for semiconductor foundry services, industry overcapacity, shortages in equipment, components and raw materials, availability of manufacturing capacity and financial stability in end markets.

Except as required by law, SMIC undertakes no obligation and does not intend to update any forward-looking statement, whether as a result of new information, future events or otherwise.

BUSINESS REVIEW

In 2012, the Company continued to solidify its long-term strategy and vision. The Company experienced profitable revenue growth while advancing its technology on the leading edge and developing value added differentiated legacy processes. The Company’s portfolio, coupled with the global experience of the new management team in Operations, Technology Development, Customer Service and our China market share, positions the Company for continued growth. In addition, 2012 was a milestone year for SMIC’s advanced 65nm technology. The revenue contribution from 65nm technology more than doubled, representing 32.0% of total wafer revenue in 2012 compared to 18.5% in 2011. The Company has also started volume shipment for 40nm and 45nm in the fourth quarter of 2012.

Our Improved quality of service contributed to overall utilization of 88.3% in 2012 versus 68.9% in 2011. This led to compounded growth for each quarter throughout 2012.

Financial Overview

Despite a challenging environment in 2012, the Company’s sales totaled US$1,701.6 million, compared to US$1,319.5 million in 2011. During the year, we generated US$435.2 million in cash from operating activities. Capital expenditures in 2012 totaled $499.3 million. Looking ahead, our objective is to achieve sustained profitability over the long term. To achieve this, we will continue to focus on precision execution, efficiency improvement, customer service excellence and fostering innovation.

Customers and Markets

SMIC continues to serve a broad global customer base comprised of leading IDMs, fabless semiconductor companies and system companies.

Geographically, customers from United States of America contributed 55.3% of the overall revenue in 2012, compared to 55.0% in 2011, and remained the largest revenue base for SMIC in 2012, contributing a 67.1% to our advanced nodes wafer revenue. Leveraging on our strategic position in China, our China revenue has grown 34.1% year-on-year in 2012, contributed 33.9% of the overall revenue in 2012 as compared to 32.7% in 2011.

In terms of applications, revenue contribution from communications applications increased, from 41.9% in 2011 to 45.8% in 2012. This is a result of our continued product focus in the mobile space. Consumer applications contributed 43.6% to our overall revenue, mainly attributable to the strength of digital televisions (DTV), set-top boxes (STB) and gaming consoles. SMIC has minimal exposure to the relatively weak PC market.

Reviewing the revenue by technology: wafer revenue attributable to advanced technology at 90nm and below has grown from 28.4% in 2011 to 41.7% in 2012. In 2012, advanced 45nm technology had started volume shipment and contributed 2.6% of the wafer revenue in the fourth quarter of 2012.

In 2012, we engaged 46 new customers. The majority were Chinese fabless companies, where we recorded sustained revenue growth. According to IHS iSuppli, China’s fabless market will experience a compound revenue growth rate of over 15% per year, which will bring the China semiconductor market to US$11.2 billion by 2015. Notably, our objective for business growth in China is not just to grow in revenue, but also to grow the number of new designs using advanced technology. The Company has, in each of our regions, customers utilizing our most advanced nodes of technology. China is rapidly closing the gap with the rest of the world in terms of its innovation and design capabilities. To fully leverage the market growth potential in China, we will continue to deepen our collaboration with Chinese customers while broadening our relationships with our other global customers.

Long-Term Business Model and Strategy for Generating and Preserving Value

SMIC’s long-term goal is to focus on generating value for the benefit of all stakeholders. SMIC’s strategy to generate sustainable profitability is three-fold. First, we aim for optimal efficiency by fully utilizing existing assets through enhanced customer relationships, quality, and service. Second, taking advantage of our position in China, we plan to differentiate our technology offering by providing customers with added value and innovation that not only allow us to seize China market opportunities, but also give global customers footing in the fast-growing market. Third, with profitability as our priority, we plan to carefully invest capital in advanced technology and capacity to address suitable market growth opportunities into the future. We constantly evaluate the potential value addition of all opportunities in our decision making processes. Our management team is committed to continue to build value in the long-term for the benefit of our employees, administrating governments, customers, and shareholders.

Research and Development

In 2012, the research and development (R&D) expenses of the Technology Research & Development business unit were $193.6 million, which is equivalent to 11.4% of our sales.

The R&D efforts were focused primarily on advanced logic and system-on-chip (SOC) process technologies. SMIC achieved many significant milestones in 2012. In the area of advanced logic process technologies, 40nm low-leakage (LL) process technology was fully qualified through multiple Multi Project Wafers (MPWs) and New Tape Outs (NTOs) and was released for volume manufacturing at end of Q3’12. Both the High-K-Metal-Gate (HKMG) and PolySiON R&D programs on the 28nm node have progressed on schedule and are target to reach process freeze in Q4’13. Path finding for our 20nm process technology was completed in Q1’12 and the 20nm R&D program was formally established in Q2’12. In the area of memory process technologies, the development of 0.13µm e-EEPROM process technology for bank cards/social security cards or high-end smart cards has been successfully completed. SMIC also developed more advanced front-side-illumination (FSI) technology for supporting 1.75µm pixel image sensor products and successfully demonstrated a back-side- illumination (BSI) technology for 5+megapixel image sensor products. In the area of power management ICs

(PMIC), the technology platform migration from 0.18um to 0.13um has been essentially completed to support broadened customer product applications in 2013. During 2012, SMIC achieved over 1,000 patent filings as a result of its technology R&D activities.

The building and strengthening of SMIC’s technology R&D organization continued in 2012. The number of research and development engineers increased from approximately 450 at the end of 2011 to more than 600 at the end of 2012. Most members of the technology R&D team have experience in the semiconductor industry and have earned advanced degrees from leading universities in China and around the world (about 60% with an MS degree and about 15% with a PhD degree in engineering or science). To address planned R&D activities in 2013-14, the Technology Research & Development Division carried out further organization building and restructuring in 2012 for improved operational efficiency and plans to increase manpower by an additional 10% in 2013.

Outlook for 2013

Our overall outlook for 2013 is cautiously optimistic. We have issued guidance estimating a 1% increase to 2% decrease in revenue in the first quarter of 2013 compared to fourth quarter 2012, which is more than 40% year over year growth compared to the first quarter of 2012. We are on track in implementing our new initiatives and strategies within SMIC and are proud to see some positive results, including even closer customer partnerships, and healthy fab utilization rates. We believe our growth driver in 2013 will be the continued ramp up of our 45nm for domestic and international customers.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Consolidated Financial Data

The summary consolidated financial data presented below as of and for the years ended December 31, 2011 and 2012 are derived from, and should be read in conjunction with, the audited consolidated financial statements, including the related notes, included elsewhere in this Annual result announcement. The summary consolidated financial data presented below as of and for the years ended December 31, 2011 and 2012 have been prepared in accordance with IFRS.

	Year Ended 31/12/12	Year Ended 31/12/11
	(in US$ thousands, except for earnings per share)
Continuing operations
Revenue	1,701,598	1,319,466
Cost of sales	(1,352,835)	(1,217,525)
Gross profit	348,763	101,941
Research and development	(193,569)	(191,473)
Sales and marketing expenses	(31,485)	(32,559)
General and administration expenses	(107,313)	(57,435)
Impairment loss on property, plant and equipment	—	(17,691)
Finance costs	(39,460)	(21,903)
Interest income	5,390	4,724
Other income	6,190	13,718
Other gains or losses	23,220	17,081
Share of profits of associates	1,703	4,479
Profit (loss) before tax	13,439	(179,118)
Income tax benefit (expense)	9,102	(82,503)
Profit (loss) for the year from continuing operations	22,541	(261,621)
Discontinued operations
Profit for the year from discontinued operations	—	14,741
Profit (loss) for the year	22,541	(246,880)
Other comprehensive income
Exchange differences on translating foreign operations	70	4,938
Total comprehensive income (expense) for the year	22,611	(241,942)
Profit (loss) for the year attributable to:
Owners of the Company Non-	22,771	(246,817)
controlling interests	(230)	(63)
	22,541	(246,880)
Total comprehensive income for the year attributable to:
Owners of the Company	22,841	(241,879)
Non-controlling interests	(230)	(63)
	22,611	(241,942)
Earnings per share
From continuing and discontinued operations
Basic	$0.00	$(0.01)
Diluted	$0.00	$(0.01)
From continuing operations
Basic	$0.00	$(0.01)
Diluted	$0.00	$(0.01)

	As of December 31,
	2012	2011
	(in US$ thousands)
Statements of Financial Position Data:
Cash and bank balances	$358,490	$261,615
Restricted cash	217,603	136,907
Prepaid operating expenses	46,986	52,805
Trade and other receivables	328,211	200,905
Inventories	295,728	207,308
Other financial assets	18,730	1,973
Assets classified as held-for-sale	4,239	—
Total current assets	1,269,987	861,513
Prepaid land use rights	73,692	77,231
Property, plant and equipment	2,385,435	2,516,578
Total assets	4,073,160	3,727,929
Total current liabilities	1,108,086	1,251,324
Total non-current liabilities	688,622	230,607
Total liabilities	1,796,708	1,481,931
Noncontrolling interest	952	1,182
Total equity	2,276,452	$2,245,998

	For the year ended December 31,
	2012	2011
	(in US$ thousands, except percentages and operating data)
Cash Flow Data:
Profit (loss) for the year	$22,541	$(246,880)
Non-cash adjustment to reconcile profit (loss) to net operating cash flow:
Depreciation and amortization	566,899	551,857
Net cash from operating activities	435,166	379,368
Payments for property, plant and equipment	(400,291)	(931,574)
Net cash used in investing activities	(522,277)	(903,641)
Net cash from financing activities	184,101	268,855
Net increase (decrease) in cash and cash equivalents	96,990	(255,418)
Other Financial Data:
Gross margin	20.5%	7.7%
Net margin	1.3%	–18.7%
Operating Data:
Wafers shipped (in units):
Total(1)	2,217,287	1,703,615

(1) Including logic, DRAM, copper interconnects and all other wafers.

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

Sales

Sales increased by 29.0% from US$1,319.5 million for 2011 to US$1,701.6 million for 2012, primarily due to an increase in overall wafer shipments. For the full year of 2012, the overall wafer shipments were 2,217,287 units of 8-inch equivalent wafers, up 30.2% year-on-year.

The average selling price1 of the wafers the Company shipped decreased from US$775 per wafer to US$767, The percentage of wafer revenues from advanced technologies, 90nm and below, increased from 28.4% to 41.7% between these two periods.

Cost of sales and gross profit (loss)

Cost of sales increase by 11.1% from US$1,217.5 million for 2011 to US$1,352.8 million for 2012. Out of the total cost of sales for 2012, US$403.0 million was attributable to depreciation of plant and equipment and another $1.8 million was attributable to share-based compensation costs. Out of the total cost of sales for 2011, US$415.6 million was attributable to depreciation of plant and equipment and another $1.8 million was attributable to share-based compensation costs.

The Company’s gross profit was US$348.8 million for 2012 compared to US$101.9 million in 2011. Gross margins were 20.5% in 2012 compared to 7.7% in 2011. The increase in gross margins was primarily due to an increase in revenues which resulted in utilization improvement.

Income (expenses) and gain (loss) from continuing operations

Expenses from continuing operations increased by 19.3% from US$281.1 million for 2011 to US$335.3 million for 2012 primarily due to an increase in general and administration expenses in 2012.

Research and development expenses increased by 1% from US$191.5 million for 2011 to US$193.6 million for 2012 due to an increase in research and development activities and a decrease in government research and development grants.

General and administration expenses increased by 86.8% from US$57.4 million for 2011 to US$107.3 million for 2012, primarily due to an increase in employee bonus, city maintenance & construction tax expenses and extra charges for education in 2012. In addition, recovery from previously written off receivables in 2011 significantly reduced the administration expenses in 2011 but had less impact in 2012.

Sales and marketing expenses decreased by 3.4% from US$32.6 million for 2011 to US$31.5 million for 2012.

As a result, the Company’s profit (loss) from continuing operations was US$22.5 million and (US$261.6) million in 2012 and 2011 respectively.

1 Based on simplified average selling price which is calculated as total revenue divided by total shipments.

Discontinued Operations

On March 1, 2011, the Company sold its majority ownership interest in Semiconductor Manufacturing International (AT) Corporation (“AT”) and deconsolidated the entity. As a result, all previously issued preferred securities by AT were cancelled. The Company retained a 10% interest in AT and will account for such investment under the cost method in future periods as it no longer has a controlling financial interest nor significant influence over AT. The Company reported the results of AT as a discontinued operation in the condensed consolidated statements of comprehensive income. No cash or other consideration was received by the Company in conjunction with the disposition.

The Company recorded a gain of $17.1 million on the deconsolidation of AT equal to the difference between (i) the sum of (a) the fair value of the retained noncontrolling interest in AT, and (b) the carrying amount of the aforementioned noncontrolling interest in AT, and (ii) the carrying amount of AT’s assets and liabilities. Income from discontinued operations of $14.7 million represents both the results of operations of AT for the period from January 1, 2011 to the date it was deconsolidated and the gain on deconsolidation of AT.

Profit (loss) for the year

Due to the factors described above, the Company recorded a profit of US$22.5 million in 2012 compared to a loss of US$246.9 million in 2011.

Funding sources for material capital expenditure in the coming year

For 2013, the Company plans to spend about $600 million in capital expenditure for foundry operations. The planned capital expenditure is mainly to ramp-up our 45/40nm and 28/32nm capacity in Shanghai and Beijing to match our customers’ demand. The primary sources of capital resources and liquidity include funds generated from operations, bank borrowings, issuance of debt and equity financing.

Bad debt provision

The Company determines its bad debt provision based on the Company’s historical experience and the relative aging of receivables as well as individual assessment of certain debtors. The Company’s bad debt provision excludes receivables from a limited number of customers due to their high credit worthiness. The Company provides bad debt provision based on the age category of the remaining receivables. A fixed percentage of the total amount receivable is applied to receivables in each past due age category, ranging from 1% for the shortest past due age category to 100% for the longest past due age category. Any receivables which have been fully provided for and are subsequently deemed non-collectible will be written off against the relevant amount of provision. The Company’s recognized bad debt provision in 2012, 2011 and 2010 amounted to US$4.6 million, US$0.6 million and US$1.1 million, respectively. The Company reviews, analyzes and adjusts bad debt provisions on a monthly basis.

Debt Arrangements

Set forth in the table below are the aggregate amounts, as of December 31, 2012, of the Company’s future cash payment obligations under the Company’s existing contractual arrangements on a consolidated basis:

	Payments due by period Less than
Contractual obligations	Total	1 year	1-2 years	2-5 years
	(consolidated, in US$ thousands)
Short-term borrowings	$383,225	$383,225	$—	$—
Secured long-term loans	713,190	184,578	309,000	219,612
Purchase obligations(1)	507,190	507,190	—	—
Other long-term obligations(2)	29,374	29,374	—	—
Total contractual obligations	$1,632,979	$1,104,367	$309,000	$219,612

(1)            Represents commitments for construction or purchase of semiconductor equipment, and other property or services.

(2)            Represents the settlement with TSMC for an aggregate of $200 million payable in installments over five years.

As of December 31, 2012, the Company’s outstanding long-term liabilities primarily consisted of US$713.2 million in secured bank loans, which are repayable in installments starting in June 2013, with the last payment in March 2016.

2011 EXIM Bank USD Loan (SMIC Shanghai)

In April 2011, Semiconductor Manufacturing International (Shanghai) Corporation (“SMIS”) entered into the Shanghai EXIM Bank USD loan I, a two-year loan facility in the principal amount of US$69.5 million with The Export-Import Bank of China. This two-year bank facility was used to finance the planned expansion for SMIS’s 12-inch fab. As of December 31, 2012, SMIS had drawn down US$69.5 million and repaid US$1 million, on this loan facility. The principal amount of $68.5 million will be repayable in June 2013. The interest rate ranges from 4.40% to 4.79% during 2012. The interest expense incurred in 2012 was US$3.4 million, of which US$1.1 million was capitalized additions to assets under construction in 2012.

The total outstanding balance of the facilities is secured by certain equipment of SMIS with an original cost of US$99.6 million as of December 31, 2012.

The Shanghai EXIM Bank USD loan I contains covenants to maintain certain minimum coverage ratio. SMIS was in compliance with these covenants as of December 31, 2012.

2012 EXIM Bank USD Loan (SMIC Shanghai)

In October 2012, SMIS entered into the Shanghai EXIM Bank USD loan II, a new two-year loan facility in the principal amount of US$70 million with The Export-Import Bank of China, which is secured by certain equipment of SMIS. This two-year bank facility was used to finance the planned expansion for SMIS’s 12-inch fab. As of December 31, 2012, SMIS had drawn down US$70 million. The principal amount of $70 million will be repayable in October 2014. The interest rate is 4.55%. The interest expense incurred in 2012 was US$0.4 million, of which US$0.1 million was capitalized additions to assets under construction in 2012.

The Shanghai EXIM USD loan II contains covenants to maintain certain minimum coverage ratio. SMIS was in compliance with these covenants as of December 31, 2012.

2012 USD Loan (SMIC Shanghai)

In March 2012, SMIS entered into a loan facility in the aggregate principal amount of US$268 million from a consortium of international and Chinese banks. This three-year bank facility is used to finance the working capital for SMIS’s 8-inch fab. The facility is secured by the manufacturing equipment located in the SMIS 8-inch fabs, plants and land use right of SMIS. As of December 31, 2012, SMIS had drawn down US$245.6 million, on this loan facility. The principal amount is repayable from September 2013 to March 2015. The interest rate on this loan facility ranged from 4.03% to 4.24% in 2012. The interest expense incurred in 2012 was US$7.9 million, of which US$2.4 million was capitalized additions to assets under construction in 2012.

Any of the following in respect of SMIS would constitute an event of default during the term of the loan agreement:

1.                        (Short-term Loans + Long-term Debt Current Portion + Long-term Bank Loans)/Total Equity is more than 60%; or

2.                        (Net profit + Depreciation + Amortization + Income Tax Provision + Financial Expenses)/Financial Expenses is less than 500% before December 31, 2012, and less than 1000% after January 1, 2013; or

3.                        (Total Equity - Acquired Intangible Assets Net) is less than US$800 million before December 31, 2012, and less than US$1,000 million after January 1, 2013; or

4.                        Debt Service Coverage Ratio is less than 2.0X during the term of the loan repayment. Debt Service Coverage Ratio means trailing four quarters EBITDA (Net Profit + Depreciation + Amortization + Income Tax Provision + Financial Expenses) divided by scheduled repayment of long term loan and related financial expense for all bank borrowings (including hire purchases, leases and other borrowed monies, but not including medium/short term revolving bank loans) for the same period.

SMIS was in compliance with these covenants as of December 31, 2012.

2005 USD Loan (SMIC Beijing)

In May 2005, Semiconductor Manufacturing International (Beijing) Corporation (“SMIB”) entered into the Beijing USD syndicate loan, a five-year loan facility in the aggregate principal amount of US$600 million, with a syndicate of financial institutions based in the PRC. The principal amount was repayable starting from December 2007 in six equal semi-annual installments. On June 26, 2009, SMIB amended the syndicated loan agreement to defer the commencement of the three remaining semi-annual payments to December 28, 2011. The amendment includes a provision for mandatory early repayment of a portion of the outstanding balance if SMIB’s financial performance exceeds certain pre-determined benchmarks. The amendment was accounted for as a modification as the terms of the amended instrument were not substantially different from the original terms. SMIB made the repayment of remaining outstanding borrowing US$180.1 million in 2012. The interest rate ranged from 2.94% to 2.99%. The interest expense incurred in 2012 was US$4.1million, of which US$1.0 million was capitalized additions to assets under construction in 2012.

2011 EXIM USD & RMB Loan (SMIC Beijing)

In September 2011, SMIB entered into the USD & RMB Loan, a two-year working capital loan facility in the principal amount of US$25 million & RMB150 million (approximately $24 million) with The Export-Import Bank of China. This two-year bank facility was used for working capital purpose. As of December 31, 2012, SMIB had drawn down US$25 million & RMB 150 million on this loan facility. The principal amount is repayable in September 2013. The interest rate on this loan facility ranged from 6.15% to 6.65% in 2012. The interest expense incurred in 2012 was US$3.2 million, of which US$0.7 million was capitalized additions to assets under construction in 2012.

The total outstanding balance of this USD and RMB Loan is secured by SMIB’s plant and equipment with an original cost of US$132.3 million as of December 31, 2012.

2012 EXIM USD Loan (SMIC Beijing)

In March 2012, SMIB entered into the new USD Loan, a two-year working capital loan facility in the principal amount of US$30 million with The Export-Import Bank of China, which is unsecured. This two-year bank facility was used for working capital purposes. As of December 31, 2012, SMIB had drawn down US$20 million on this loan facility. The principal amount is repayable in March 2014. The interest rate on this loan facility ranged from 6.46% to 6.54% in 2012. The interest expense incurred in 2012 was US$1 million, of which US$0.2 million was capitalized additions to assets under construction in 2012.

2012 USD Loan (SMIC Beijing)

In March 2012, SMIB entered into the Beijing USD syndicate loan, a seven-year loan facility in the aggregate principal amount of $600 million, with a syndicate of financial institutions based in the PRC. This seven-year bank facility was used to expand the capacity of SMIB’s 12 inch fabs. The facility is secured by the manufacturing equipment located in the SMIB and Semiconductor Manufacturing International (Tianjin) Corporation (“SMIT”) fabs, and 100% equity pledge of SMIB and SMIT. As of December 31, 2012, SMIB had drawn down US$260 million on this loan facility which is repayable from March 2014 to March 2016. The interest rate on this loan facility ranged from 6.16% to 6.24% in 2012. The interest expense incurred in 2012 was US$12.2 million, of which US$2.3 million was capitalized additions to assets under construction in 2012.

Any of the following in respect of SMIB would constitute an event of default during the term of the loan agreement:

1.                   Total Liabilities/Total Assets is more than 65% (Total Liabilities exclude Shareholder’s loans); or

2.                   (Net Profit + Depreciation + Amortization + Interest Expenses + Cash flow from Financing)/(Principal + Interest Expenses) is less than 100%.

SMIB was in compliance with these covenants as of December 31, 2012.

2005 EUR Loan

On December 15, 2005, the Company entered into a EUR denominated long-term loan facility agreement in the aggregate principal amount of EUR 85 million (equivalent to approximately $105 million) with ABN Amro Bank N.V. Shanghai Branch. The drawdown period of the facility ended on the earlier of (i) thirty six months after the execution of the agreement or (ii) the date on which the loans had been fully drawn down. Each draw down made under the facility was repaid in full by us in ten equal semi-annual installments. In May and June 2012, SMIS repaid the remaining balance of EUR 6.4 million. The interest rate ranged from 2.6% to 4.7% in 2012. The interest expense incurred in 2012 was US$0.23 million of which US$0.09 million was capitalized additions to assets under construction in 2012.

As of December 31, 2012, the Company had 29 short-term credit agreements that provided total credit facilities of up to $1 billion on a revolving credit basis. As of December 31, 2012, the Company had drawn down $383.2 million under these credit agreements and $629.3 million was available for future trading and borrowing. The outstanding borrowings under the credit agreements are unsecured, except for US$129 million, which is secured by time deposits of US$108.4 million, and an additional balance of US$5.9 million, which is secured by real property with an original cost of US$2.1 million. The interest expense incurred in 2012 was US$22.2 million of which US$8.6 million was capitalized as additions to assets under construction. The interest rate ranged from 1.01% to 7.2% in 2012.

Capitalized Interest

Interest incurred on funds used to construct plant and equipment during the active construction period is capitalized, net of government subsidies received. The interest capitalized is determined by applying the borrowing interest rate to the average amount of accumulated capital expenditures for the assets under construction during the period. Capitalized interest is added to the cost of the underlying assets and is amortized over the useful life of the assets. Capitalized interest of US$16.5 million and US$18.2 million in 2012 and 2011, respectively, net of government subsidies, has been added to the cost of the underlying assets during the year and is amortized over the respective useful life of the assets. In 2012, 2011 and 2010, the Company recorded amortization expenses relating to the capitalized interest of US$9.9 million US$7.3 million and US$6.9 million, respectively.

Commitments

As of December 31, 2012, the Company had commitments of US$25.6 million for facilities construction obligations in Beijing, Tianjin and Shanghai. The Company had commitments of US$481.6 million to purchase machinery and equipment for Beijing, Tianjin, Shanghai and SilTech Semiconductor Shanghai Corporation (“SilTech”) fabs.

Debt to Equity Ratio

As of December 31, 2012, the Company’s net debt to equity ratio was approximately 32.42%. Please refer to Note 35 to our financial statements for calculation.

Foreign Exchange Rate Fluctuation Risk

The Company’s revenue, expense, and capital expenditures are primarily transacted in U.S. dollars. The Company also enters into transactions in other currencies. The Company is primarily exposed to changes in exchange rates for the Euro, Japanese Yen, and RMB.

To minimize these risks, the Company purchases foreign-currency forward exchange contracts with contract terms normally lasting less than twelve months to protect against the adverse effect that exchange rate fluctuations may have on foreign-currency denominated activities. These forward exchange contracts are principally denominated in RMB, Japanese Yen or Euros and do not qualify for hedge accounting in accordance with IFRS.

Cross Currency Swap Fluctuation Risk

On December 15, 2005, the Company entered into a long-term loan facility agreement in the aggregate principal amount of EUR 85 million. The Company was primarily exposed to changes in the exchange rate for the Euro.

To minimize the currency risk, the Company entered into cross currency swap contracts with a contract term fully matching the repayment schedule of part of this Euro long-term loan to protect against the adverse effect of exchange rate fluctuations arising from foreign-currency denominated loans. The cross currency swap contracts did not qualify for hedge accounting in accordance with IFRS.

For the portion of the Euro long-term loan that was not covered by cross currency swap contracts, we had separately entered into foreign exchange forward contracts to minimize the currency risk. These foreign exchange forward contracts did not qualify for hedge accounting in accordance with IFRS.

Outstanding Foreign Exchange Contracts

As of December 31, 2012, the Company had outstanding foreign currency forward exchange contracts with notional amounts of US$82.8 million. As of December 31, 2012, the fair value of foreign currency forward exchange contracts was approximately US$0.05 million, which is recorded in other current assets. The foreign currency exchange contracts will mature during 2013.

The Company had US$165.6 million of foreign currency exchange contracts outstanding as of December 31, 2011, all of which matured in 2012.

The Company had US$92.9 million of foreign currency exchange contracts outstanding as of December 31, 2010, all of which matured in 2011.

The Company does not enter into foreign currency exchange contracts for speculative purposes.

	As of		As of		As of
	December 31, 2012		December 31, 2011		December 31, 2010
	(in US$ thousands)		(in US$ thousands)		(in US$ thousands)
	2012	Fair Value	2011	Fair Value	2010	Fair Value
Forward Exchange Agreement
(Receive Eur/Pay US$) Contract Amount	—	—	4,653	(88)	10,175	(90)
(Receive RMB/Pay US$) Contract Amount	82,810	52	160,993	211	82,685	305
Total Contract Amount	82,810	52	165,646	123	92,860	215

Outstanding Cross Currency Swap Contracts

As of December 31, 2012, the Company had no outstanding cross currency swap contracts. Notional amounts of US$3.7 million outstanding as of December 31, 2011 were settled in May 2012. A realized foreign exchange loss of US$0.5 million was recorded for 2012.

Interest Rate Risk

The Company’s exposure to interest rate risks relates primarily to the Company’s long-term debt obligations, which the Company generally assumes to fund capital expenditures and working capital requirements. The table below presents annual principal amounts due and related weighted average implied forward interest rates by year of maturity for the Company’s debt obligations outstanding as of December 31, 2012. The Company’s long-term debt obligations are all subject to variable interest rates. The interest rates on the Company’s U.S. dollar-denominated loans are linked to the LIBOR. The interest rates on the Company’s RMB denominated loans are linked to People’s Bank of China (PBOC) RMB Interest Rate. As a result, the interest rates on the Company’s loans are subject to fluctuations in the underlying interest rates to which they are linked.

	As of December 31
	2013	2014
	(Forecast) (in US$ thousands, except percentages)
US$ denominated
Average balance	618,595	397,976
Average interest rate	5.17%	5.35%
RMB denominated
Average balance	18,669	—
Average interest rate	6.65%	—
Weighted average forward interest rate	5.21%	5.35%

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

(In USD’000, except share and per share data)

		For the year ended December 31
	Notes	2012	2011
Continuing operations
Revenue	6	1,701,598	1,319,466
Cost of sales		(1,352,835)	(1,217,525)
Gross profit		348,763	101,941
Research and development		(193,569)	(191,473)
Sales and marketing expenses		(31,485)	(32,559)
General and administration expenses		(107,313)	(57,435)
Impairment loss on property, plant and equipment		—	(17,691)
Finance costs	9	(39,460)	(21,903)
Interest income		5,390	4,724
Other income		6,190	13,718
Other gains or losses	8	23,220	17,081
Share of profits of associates		1,703	4,479
Profit (loss) before tax		13,439	(179,118)
Income tax benefit (expense)	10	9,102	(82,503)
Profit (loss) for the year from continuing operations	11	22,541	(261,621)
Discontinued operations
Profit for the year from discontinued operations	12	—	14,741
Profit (loss) for the year		22,541	(246,880)
Other comprehensive income
Item that may be reclassified subsequently to profit or loss
Exchange differences on translating foreign operations		70	4,938
Total comprehensive income (expense) for the year		22,611	(241,942)
Profit (loss) for the year attributable to:
Owners of the Company		22,771	(246,817)
Non-controlling interest		(230)	(63)
		22,541	(246,880)
Total comprehensive income (expense) for the year attributable to:
Owners of the Company		22,841	(241,879)
Non-controlling interests		(230)	(63)
		22,611	(241,942)
Earnings (loss) per share
From continuing and discontinued operations
Basic	15	$0.00	$(0.01)
Diluted	15	$0.00	$(0.01)
From continuing operations
Basic	15	$0.00	$(0.01)
Diluted	15	$0.00	$(0.01)

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(In USD’000, except share and per share data)

	Notes	12/31/12	12/31/11	1/1/11
Assets
Non-current assets
Property, plant and equipment	17	2,385,435	2,516,578	2,351,863
Prepaid Land use right		73,962	77,231	78,798
Intangible assets	18	235,378	179,279	173,821
Investments in associates	20	21,636	15,856	7,665
Deferred tax assets	10	43,380	31,787	112,688
Other assets	22	43,382	45,685	2,393
Total non-current assets		2,803,173	2,866,416	2,727,228
Current assets
Inventories	23	295,728	207,308	213,404
Prepaid operating expenses		46,986	52,805	17,705
Trade and other receivables	24	328,211	200,905	264,048
Other financial assets	21	18,730	1,973	3,149
Restricted cash	25	217,603	136,907	161,350
Cash and bank balances		358,490	261,615	515,808
		1,265,748	861,513	1,175,464
Assets classified as held-for-sale	16	4,239	—	—
Total current assets		1,269,987	861,513	1,175,464
Total assets		4,073,160	3,727,929	3,902,692
Equity and liabilities
Capital and reserves
Ordinary shares $0.0004 par value, 50,000,000,000 shares authorized, 32,000,139,623, 27,487,676,065, and 27,334,063,747 shares issued and outstanding at December 31, 2012, 2011 and 2010, respectively	26	12,800	10,995	10,934
Convertible preferred shares, $0.0004 par value, 5,000,000,000 shares authorized, nil, 445,545,911 shares and nil issued and outstanding at December 31, 2012, 2011 and 2010, respectively	26	—	178	—
Share premium	26	4,083,588	4,082,135	3,762,146
Reserves	27	46,148	41,315	39,447
Accumulated deficit	28	(1,867,036)	(1,889,807)	(1,642,990)
Equity attributable to owners of the Company		2,275,500	2,244,816	2,169,537
Non-controlling interests		952	1,182	1,245
Total equity		2,276,452	2,245,998	2,170,782
Non-current liabilities
Borrowings	29	528,612	72,361	178,596
Deferred tax liabilities	10	440	1,333	1,094
Deferred government grant		150,347	125,335	49,143
Promissory notes	31	—	28,560	56,327
Long-term financial liabilities		4,223	3,018	37,759
Other liabilities		5,000	—	9,646
Total non-current liabilities		688,622	230,607	332,565

	Notes	12/31/12	12/31/11	1/1/11
Current liabilities
Trade and other payables	30	423,952	375,748	614,055
Borrowings	29	567,803	798,782	705,514
Accrued liabilities		84,611	45,674	45,357
Promissory notes	31	29,374	29,374	29,374
Other financial liabilities	32	25	1,683	3,152
Current tax liabilities	10	2,321	63	1,893
Total current liabilities		1,108,086	1,251,324	1,399,345
Total liabilities		1,796,708	1,481,931	1,731,910
Total equity and liabilities		4,073,160	3,727,929	3,902,692
Net current assets (liabilities)		161,901	(389,811)	(223,881)
Total assets less current liabilities		2,965,074	2,476,605	2,503,347

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In USD’000)

				Equity-settled	Foreign
		Convertible		employee	currency		Attributable	Non-
	Ordinary	preferred	Share	benefits	translation	Accumulated	to owners of	controlling	Total
	Shares	shares	premium	reserve	reserve	deficit	the Company	interest	Equity
		(Note 26)	(Note 26)	(Note 27)	(Note 27)	(Note 28)
Balance at January 1, 2011	10,934	—	3,762,146	40,539	(1,092)	(1,642,990)	2,169,537	1,245	2,170,782
Loss for the year	—	—	—	—	—	(246,817)	(246,817)	(63)	(246,880)
Other comprehensive income for the year	—	—	—	—	4,938	—	4,938	—	4,938
Total comprehensive income for the year	—	—	—	—	4,938	(246,817)	(241,879)	(63)	(241,942)
Exercise of stock options	61	—	11,870	(8,406)	—	—	3,525	—	3,525
Issuance of convertible preferred shares and warrants	—	178	308,119	—	—	—	308,297	—	308,297
Share-based compensation	—	—	—	5,336	—	—	5,336	—	5,336
Balance at December 31, 2011	10,995	178	4,082,135	37,469	3,846	(1,889,807)	2,244,816	1,182	2,245,998
Profit for the year	—	—	—	—	—	22,771	22,771	(230)	22,541
Other comprehensive income for the year	—	—	—	—	70	—	70	—	70
Total comprehensive income for the year	—	—	—	—	70	22,771	22,841	(230)	22,611
Exercise of stock options	23	—	3,057	(2,411)	—	—	669	—	669
Exercise convertible preferred shares	1,782	(178)	(1,604)	—	—	—	—	—	—
Share-based compensation	—	—	—	7,174	—	—	7,174	—	7,174
Balance at December 31, 2012	12,800	—	4,083,588	42,232	3,916	(1,867,036)	2,275,500	952	2,276,452

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In USD’000)

	For the year ended December 31
	2012	2011
Operating activities:
Profit (loss) for the year	22,541	(246,880)
Adjustments for:
Income tax (benefit) expenses	(9,102)	82,503
Forgiveness of payables	—	(19,011)
Gain on disposition of discontinued operation, net of taxes	—	(17,103)
Amortization of intangible assets and land use right	35,076	33,017
Depreciation of property, plant and equipment	531,823	518,840
Impairment loss of property, plant and equipment	—	17,691
Expense recognized in respect of equity-settled share-based payments	7,174	5,336
Finance cost	39,460	21,903
(Gain) loss on disposal of property, plant and equipment	(19,325)	508
Interest income recognized in profit or loss	(5,390)	(4,724)
Bad debt allowance on trade receivables	4,615	551
Impairment loss recognized on Inventory	4,851	6,473
Net loss (gain) arising on financial assets at fair value through profit or loss	861	(244)
Net gain arising on financial liabilities at fair value through profit or loss	(1,659)	(1,469)
Reversal of bad debt allowance on trade receivables	(2,095)	(6,400)
Share of profit of associates	(1,703)	(4,479)
Other non-cash expense	635	556
Operating cash flows before movements in working capital:	607,762	387,068
(Increase) decrease in trade and other receivables	(112,410)	73,069
Increase in inventories	(93,270)	(5,587)
Increase in restricted cash relating to operating activities	(15,406)	(60,221)
Decrease (increase) in prepaid operating expenses	7,791	(41,190)
Increase in other assets	(937)	(9,897)
Increase in trade and other payables	22,942	902
Increase in deferred government grant	25,010	76,193
Increase in accrued liabilities	36,951	5,911
Decrease in other liabilities	—	(9,646)
Cash generated from operations	478,433	416,602
Interest paid	(47,532)	(38,765)
Interest received	5,390	4,724
Income taxes paid	(1,125)	(3,193)
Net cash from operating activities	435,166	379,368

	For the year ended December 31
	2012	2011
Investing activities
Payments to acquire financial assets	(43,638)	(40,350)
Proceeds on sale of financial assets	26,019	45,093
Payments for property, plant and equipment	(400,291)	(931,574)
Proceeds from government subsidy to purchase plant and equipment	—	1,967
Proceeds from disposal of property, plant and equipment and intangible assets	37,288	4,421
Payments for intangible assets	(76,366)	(31,185)
Payments to acquire long-term investment	—	(1,000)
Amounts advanced to proposed joint ventures	—	(31,816)
Change in restricted cash relating to investing activities	(65,289)	84,316
Net cash outflow from disposition of discontinued operation	—	(3,513)
Net cash used in investing activities	(522,277)	(903,641)
Financing activities
Proceeds from issuance of convertible preferred shares	—	308,297
Proceeds from borrowings	1,541,480	1,326,351
Repayment of borrowings	(1,328,048)	(1,339,318)
Proceeds from exercise of employee stock options	669	3,525
Repayment of promissory notes	(30,000)	(30,000)
Net cash from financing activities	184,101	268,855
Net increase (decrease) in cash and cash equivalents	96,990	(255,418)
Cash and cash equivalents at the beginning of the year	261,615	515,808
Effects of exchange rate changes on the balance of cash held in foreign currencies	(115)	1,225
Cash and bank balance at the end of the year	358,490	261,615

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.                       General information

Semiconductor Manufacturing International Corporation was established as an exempt company incorporated under the laws of the Cayman Islands on April 3, 2000. The address of the principal place of business is 18 Zhangjiang Road, Pudong New Area, Shanghai, China, 201203; The registered address is at PO Box 309, Ugland House, Grand Cayman, KY1-1104 Cayman Islands. Semiconductor Manufacturing International Corporation is an investment holding company.

Semiconductor Manufacturing International Corporation and its subsidiaries (hereinafter collectively referred to as the “Company” or “SMIC”) are mainly engaged in the computer-aided design, manufacturing, testing, packaging, and trading of integrated circuits and other semiconductor services, as well as designing and manufacturing semiconductor masks. The principal subsidiaries and their activities are set out in Note 19.

2.                       Basis of preparation and application of new and revised International Financial Reporting Standards (IFRSs)

Basis of preparation

The consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

These are the Company’s first annual financial statements issued under IFRS. Prior to 2012, the Company prepared its consolidated financial statements in accordance with Generally Accepted Accounting Principles in the United States of America (“US GAAP”). The Company has applied IFRS 1, “First-time Adoption of International Financial Reporting Standards” to transition from US GAAP to IFRS.

The preparation of the consolidated financial statements resulted in different accounting policies adopted as compared to those disclosed in the Company’s audited consolidated financial statements for the year ended December 31, 2011, prepared under US GAAP. A summary of the significant changes to the Company’s accounting policies, along with reconciliations presenting the impact of the transition to IFRS as at January 1, 2011 and as at December 31, 2011 and for the year ended December 31, 2011, are disclosed in Note 4. A summary of the Company’s significant accounting policies under IFRS is presented in Note 3. These policies have been retrospectively and consistently applied.

2.                        Basis of preparation and application of new and revised International Financial Reporting Standards (IFRSs) (continued)

Basis of preparation (continued)

In addition, the Company has applied the amendments to IAS 1 Presentation of Items of Other Comprehensive Income in advance of the effective date (annual periods beginning on or after July 1, 2012). The amendments introduce new terminology for the statement of comprehensive income and income statement. Under the amendments to IAS 1, the ‘statement of comprehensive income’ is renamed the ‘statement of profit or loss and other comprehensive income’ and the ‘income statement’ is renamed the ‘statement of profit or loss’. The amendments to IAS 1 retain the option to present profit or loss and other comprehensive income in either a single statement or in two separate but consecutive statements. However, the amendments to IAS 1 require items of other comprehensive income to be grouped into two categories in the other comprehensive income section: (a) items that will not be reclassified subsequently to profit or loss and (b) items that may be reclassified subsequently to profit or loss when specific conditions are met. Income tax on items of other comprehensive income is required to be allocated on the same basis — the amendments do not change the option to present items of other comprehensive income either before tax or net of tax. The amendments have been applied retrospectively.

2.                   Basis of preparation and application of new and revised International Financial Reporting Standards (IFRSs) (continued)

New and revised IFRSs in issue but not yet effective

The Company has not applied the following new and revised IFRSs that have been issued but are not yet effective:

Amendments to IFRSs	Annual Improvements to IFRSs 2009–2011 Cycle[1]
Amendments to IFRS 1	Government Loans[1]
Amendments to IFRS 7	Disclosures — Offsetting Financial Assets and Financial Liabilities[1]
Amendments to IFRS 9 and IFRS 7	Mandatory Effective Date of IFRS 9 and Transition Disclosures[2]
Amendments to IFRS 10, IFRS 11 and IFRS 12	Consolidated Financial Statements, Joint Arrangements and Disclosure of Interests in Other Entities: Transition Guidance[1]
Amendments to IFRS 10, IFRS 12 and IAS 27	Investment Entities[3]
IFRS 9	Financial Instruments[2]
IFRS 10	Consolidated Financial Statements[1]
IFRS 11	Joint Arrangements[1]
IFRS 12	Disclosure of Interests in Other Entities[1]
IFRS 13	Fair Value Measurement[1]
IAS 19 (Revised 2011)	Employee Benefits[1]
IAS 27 (Revised 2011)	Separate Financial Statements[1]
IAS 28 (Revised 2011)	Investments in Associates and Joint Ventures[1]
Amendments to IAS 32	Offsetting Financial Assets and Financial Liabilities[3]
IFRIC 20	Stripping Costs in the Production Phase of a Surface Mine[1]

1                                 Effective for annual periods beginning on or after January 1, 2013

2                                 Effective for annual periods beginning on or after January 1, 2015

3                                 Effective for annual periods beginning on or after January 1, 2014

2.                        Basis of preparation and application of new and revised International Financial Reporting Standards (IFRSs) (continued)

New and revised IFRSs in issue but not yet effective (continued)

IFRS 9 Financial Instruments

IFRS 9, issued in November 2009, introduced new requirements for the classification and measurement of financial assets. IFRS 9 was amended in October 2010 to include requirements for the classification and measurement of financial liabilities and for derecognition.

Key requirements of IFRS 9:

•                           All recognized financial assets that are within the scope of IAS 39 Financial Instruments: Recognition and measurement to be subsequently measured at amortized cost or fair value. Specifically, debt investments that are held within a business model whose objective is to collect the contractual cash flows, and that have contractual cash flows that are solely payments of principal and interest on the principal outstanding are generally measured at amortized cost at the end of subsequent accounting periods. All other debt investments and equity investments are measured at their fair value at the end of subsequent accounting periods. In addition, under IFRS 9, entities make an irrevocable election to present subsequent changes in the fair value of an equity investment (that is not held for trading) in other comprehensive income, with only dividend income generally recognized in profit or loss.

•                           With regard to the measurement of financial liabilities designated as at fair value through profit or loss, IFRS 9 requires that the amount of change in the fair value of the financial liabilities that is attributable to changes in the credit risk of that liability, is presented in other comprehensive income, unless the recognition of the effects of changes in the liability’s credit risk in other comprehensive income would create or enlarge an accounting mismatch in profit or loss. Changes in fair value attributable to a financial liability’s credit risk are not subsequently reclassified to profit or loss. Under IAS 39, the entire amount of the change in the fair value of the financial liability designated as fair value through profit or loss was presented in profit or loss.

IFRS 9 is effective for annual periods beginning on or after January 1, 2015, with earlier application permitted.

The Company anticipates that the application of IFRS 9 in the future may have a significant impact on amounts reported in respect of the Company’s financial assets (e.g. the Company’s equity instruments that are currently classified as available-for-sale investments measured at cost will have to be measured at fair value at the end of subsequent reporting periods). However, it is not practicable to provide a reasonable estimate of the effect of IFRS 9 until a detailed review has been completed.

2.                        Basis of preparation and application of new and revised International Financial Reporting Standards (IFRSs) (continued)

New and revised IFRSs in issue but not yet effective (continued)

New and revised Standards on consolidation, joint arrangements, associates and disclosures In May 2011, a package of five Standards consolidation, joint arrangements, associates and disclosures issued, including IFRS 10, IFRS 11, IFRS 12, IAS 27 (as revised in 2011) and IAS 28 (as revised in 2011).

Key requirements of these five Standards are described below

IFRS 10 replaces the parts of IAS 27 Consolidated and Separate Financial Statements that deal with consolidated financial statements. SIC-12 Consolidation — Special Purpose Entities will be withdrawn upon the effective date of IFRS 10. Under IFRS 10, there is only one basis for consolidation, that is, control. In addition, IFRS 10 includes a new definition of control that contains three elements: (a) power over an investee, (b) exposure, or rights, to variable returns from its involvement with the investee, and (c) the ability to use its power over the investee to affect the amount of the investor’s return. Extensive guidance has been added in IFRS 10 to deal with complex scenarios.

IFRS 12 is a disclosure standard and is applicable to entities that have interests in subsidiaries, joint arrangements, associates and/or unconsolidated structured entities. In general, the disclosure requirements in IFRS 12 are more extensive than those in the current standards.

In June 2012, the amendments to IFRS 10, IFRS 11 and IFRS 12 were issued to clarify certain transitional guidance on the application of these IFRSs for the first time.

These five standards together with the amendments regarding the transition guidance are effective for annual periods beginning on or after January 1, 2013, with earlier application permitted provided all of these standards are applied at the same time. The Company anticipates that the application of these five standards will not have a significant impact on amounts reported in the consolidated financial statements.

2.                        Basis of preparation and application of new and revised International Financial Reporting Standards (IFRSs) (continued)

New and revised IFRSs in issue but not yet effective (continued)

IFRS 13 Fair Value Measurement

IFRS 13 establishes a single source of guidance for fair value measurements and disclosures about fair value measurements. The standard defines fair value, establishes a framework for measuring fair value, and requires disclosures about fair value measurements. The scope of IFRS 13 is broad; it applies to both financial instrument items and non-financial instrument items for which other IFRSs require or permit fair value measurements and disclosures about fair value measurements, except on specified circumstances. In general, the disclosure requirements in IFRS 13 are more extensive than those required in the current standards. For example, quantitative and qualitative disclosures based on the three-level fair value hierarchy currently required for financial instruments only under IFRS 7 Financial Instruments: Disclosures will be extended by IFRS 13 to cover all assets and liabilities within its scope.

IFRS 13 is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted.

The Company anticipates that the application of the new standard may not have significant impact to the amounts reported in the financial statements, but may result in more extensive disclosure.

Amendments to IFRS7 and IAS32 Offsetting Financial Assets and Financial Liabilities and the related disclosures

The amendments to IAS 32 clarify existing application issues relating to the offset at financial assets and financial liabilities requirements. Specifically, the amendments clarify the meaning of ‘currently has a legally enforceable right of set-off’ and ‘simultaneous realization and settlement’.

The amendments to IFRS 7 require entities to disclose information about rights of offset and related arrangements (such as collateral posting requirements) for financial instruments under an enforceable master netting agreement or similar arrangement.

The amendments to IFRS 7 are effective for annual periods beginning on or after January 1, 2013 and interim periods within those annual periods. The disclosures should be provided retrospectively for all comparative periods. However, the amendments to IAS 32 are not effective until annual periods beginning on or after January 1, 2014, with retrospective application required.

The Company anticipates that the application of these amendments to IAS32 and IFRS7 may result in more disclosures being made with regard to offsetting financial assets and financial liabilities in the future.

Amendments to IAS 32

The amendments to IAS 32 clarify that income tax relating to distributions to holders of an equity instrument and to transaction costs of an equity transaction should be accounted for in accordance with IAS 12 Income Tax. The Company anticipates that the amendments to IAS 32 will have no effect on the Company’s consolidated financial statements as the Company has already adapted this treatment.

3.                        Significant accounting policies

The consolidated financial statements have been prepared on a historical cost basis, except for certain financial instruments that are measured at fair value as explained in the accounting policies set out below. The consolidated financial statements are presented in US dollars and all values are rounded to the nearest thousand (US’000), except when otherwise indicated.

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and entities controlled by the Company (its subsidiaries). Control is achieved where the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

Income and expenses of subsidiaries acquired or disposed of during the year are included in the consolidated statements of profit or loss and other comprehensive income from the effective date of acquisition and up to the effective date of disposal, as appropriate. Total comprehensive income of subsidiaries is attributed to the owners of the Company and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

When necessary, adjustments are made to the financial statements of the subsidiaries to bring their accounting policies in line with those used by other members of the Company.

All intra-group transactions, balances, income and expenses are eliminated in full on consolidation.

Non-controlling interests in subsidiaries are presented separately from the Company’s equity therein.

Investments in associates

An associate is an entity over which the Company has significant influence and that is neither a subsidiary nor an interest in a joint venture. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies.

The results and assets and liabilities of associates are incorporated in these consolidated financial statements using the equity method of accounting. The financial statements of associates used for equity accounting purposes are prepared using uniform accounting policies as those of the Company for like transactions and events in similar circumstances. Under the equity method, an investment in an associate is initially recognized in the consolidated statement of financial position at cost and adjusted thereafter to recognize the Company’s share of the profit or loss and other comprehensive income of the associate. When the Company’s share of losses of an associate exceeds the Company’s interest in that associate (which includes any long-term interests that, in substance, form part of the Company’s net investment in the associate), the Company discontinues recognizing its share of further losses. Additional losses are recognized only to the extent that the Company has incurred legal or constructive obligations or made payments on behalf of the associate.

3.                        Significant accounting policies (continued)

Investments in associates (continued)

The requirements of IAS 39 are applied to determine whether it is necessary to recognize any impairment loss with respect to the Company’s investment in an associate. When necessary, the entire carrying amount of the investment (including goodwill) is tested for impairment in accordance with IAS 36 Impairment of Assets as a single asset by comparing its recoverable amount (higher of value in use and fair value less costs to sell) with its carrying amount. Any impairment loss recognized forms part of the carrying amount of the investment. Any reversal of that impairment loss is recognized in accordance with IAS 36 to the extent that the recoverable amount of the investment subsequently increases.

Upon disposal of an associate that results in the Company losing significant influence over that associate, any retained investment is measured at fair value at that date and the fair value is regarded as its fair value an initial recognition as a financial asset in accordance with IAS 39. The difference between the previous carrying amount of the associate attributable to the retained interest and its fair value is included in the determination of the gain or loss on disposal of the associate. In addition, the Company accounts for all amounts previously recognized in other comprehensive income in relation to that associate on the same basis as would be required if that associate had directly disposed of the related assets or liabilities. Therefore, if a gain or loss previously recognized in other comprehensive income by that associate would be reclassified to profit or loss on the disposal of the related assets or liabilities, the Company reclassifies the gain or loss from equity to profit or loss (as a reclassification adjustment) when it loses significant influence over that associate.

When a group entity transacts with its associate, profits and losses resulting from the transactions with the associate are recognized in the Company’ consolidated financial statements only to the extent of interests in the associate that are not related to the Company.

3.                        Significant accounting policies (continued)

Non-current assets held-for-sale

Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the non-current asset (or disposal group) is available for immediate sale in its present condition. Management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification.

Non-current assets (and disposal groups) classified as held-for-sale are measured at the lower of their previous carrying amount and fair value less costs to sell.

Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable. Revenue is reduced for estimated customer returns, rebates and other similar allowances.

Sale of goods

The Company manufactures semiconductor wafers for its customers based on the customers’ designs and specifications pursuant to manufacturing agreements and/or purchase orders. The Company also sells certain semiconductor standard products to customers.

Revenue from the sale of goods is recognized when the goods are delivered and titles have passed, at which time all the following conditions are satisfied:

•                           the Company has transferred to the buyer the significant risks and rewards of ownership of the goods;

•                           the Company retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold;

•                           the amount of revenue can be measured reliably;

•                           it is probable that the economic benefits associated with the transaction will flow to the Company; and

•                           the costs incurred or to be incurred in respect of the transaction can be measured reliably.

Customers have the right of return within one year pursuant to warranty and sales return provisions. The Company typically performs tests of its products prior to shipment to identify yield rate per wafer. Occasionally, product tests performed after shipment identify yields below the level agreed with the customer. In those circumstances, the customer arrangement may provide for a reduction to the price paid by the customer or for the costs to return products and to ship replacement products to the customer. The Company estimates the amount of sales returns and the cost of replacement products based on the historical trend of returns and warranty replacements relative to sales as well as a consideration of any current information regarding specific known product defects at customers that may exceed historical trends.

Gain on sale of real estate property

Gain from sales of real estate property is recognized when all the following conditions are satisfied: 1) sales contract executed; 2) full payment collected, or down payment collected and non-cancellable mortgage contract is executed with borrowing institution 3) and the respective properties have been delivered to the buyers.

3.                        Significant accounting policies (continued)

Revenue recognition (continued)

Interest income

Interest income from a financial asset is recognized when it is probable that the economic benefits will flow to the Company and the amount of income can be measured reliably. Interest income is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable, which is the rate that exactly discounts estimated future cash receipts through the expected life of the financial asset to that asset’s net carrying amount on initial recognition.

Foreign currencies

The United States dollar (“US dollar”), the currency in which a substantial portion of the Company’s transactions are denominated, is used as the functional and reporting currency of the Company.

In preparing the financial statements of each individual group entity transactions in currencies other than the entity’s functional currency (foreign currencies) are recognized at the rates of exchange prevailing at the dates of the transactions. At the end of each reporting period, monetary items denominated in foreign currencies are retranslated at the rates prevailing at that date. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

Exchange differences on monetary items are recognized in profit or loss in the period in which they arise.

3.                        Significant accounting policies (continued)

Foreign currencies (continued)

For the purposes of presenting consolidated financial statements, the assets and liabilities of the Company’s foreign operations are translated into United States dollars using exchange rates prevailing at the end of each reporting period. Income and expense items are translated at the average exchange rates for the period, unless exchange rates fluctuate significantly during that period, in which case the exchange rates at the dates of the transactions are used. Exchange differences arising, if any, are recognized in other comprehensive income and accumulated in equity (attributed to non-controlling interests as appropriate).

On the disposal of a foreign operation (i.e. a disposal of the Company’s entire interest in a foreign operation, or a disposal involving loss of control over a subsidiary that includes a foreign operation, or a disposal involving loss of significant influence over an associate that includes a foreign operation), all of the exchange differences accumulated in equity in respect of that operation attributable to the owners of the Company are reclassified to profit or loss.

In addition, in relation to a partial disposal of a subsidiary that does not result in the Company losing control over the subsidiary, the proportionate share of accumulated exchange differences are re-attributed to non-controlling interests and are not recognized in profit or loss.

Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale.

Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalization.

All other borrowing costs are recognized in profit or loss in the period in which they are incurred.

3.                        Significant accounting policies (continued)

Government grants

Government grants are not recognized until there is reasonable assurance that the Company will comply with the conditions attaching to them and that the grants will be received.

Government grants are recognized in profit or loss on a systematic basis over the periods in which the Company recognizes as expenses the related costs for which the grants are intended to compensate. Specifically, government grants whose primary condition is that the Company should purchase, construct or otherwise acquire non-current assets are recognized as deferred revenue in the consolidated statements of financial position and transferred to profit or loss on a systematic and rational basis over the useful lives of the related assets.

Government grants that are receivable as compensation for expenses or losses already incurred or for the purpose of giving immediate financial support to the Company with no future related cost are recognized in profit or loss in the period in which they become receivable.

Retirement benefits

The Company’s local Chinese employees are entitled to a retirement benefit based on their basic salary upon retirement and their length of service in accordance with a state-managed pension plan. The PRC government is responsible for the pension liability to these retired staff. The Company is required to make contributions to the state-managed retirement plan based on a range of 20% to 22% of the monthly basic salary of current employees. The costs are recognized in profit or loss when incurred. Employees are required to make contributions equivalent to 6% to 8% of their basic salary.

Share-based payment arrangements

Equity-settled share-based payments to employees and others providing similar services are measured at the fair value of the equity instruments at the grant date. Details regarding the determination of the fair value of equity-settled share-based transactions are set out in Note 33.

The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on the Company’s estimate of equity instruments that will eventually vest, with a corresponding increase in equity. At the end of each reporting period, the Company revises its estimate of the number of equity instruments expected to vest. The impact of the revision of the original estimates, if any, is recognized in profit or loss such that the cumulative expense reflects the revised estimate, with a corresponding adjustment to the equity-settled employee benefits reserve. When share options are exercised, the amount previously recognized in the reserve will be transferred to share premium.

Equity-settled share-based payment transactions with parties other than employees are measured at the fair value of the goods or services received, except where that fair value cannot be estimated reliably, in which case they are measured at the fair value of the equity instruments granted, measured at the date the entity obtains the goods or the counterparty renders the service.

3.                        Significant accounting policies (continued)

Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax.

Current tax

The tax currently payable is based on taxable profit for the year. Taxable profit differs from profit before tax as reported in the consolidated statements of profit or loss and other comprehensive income because of items of income or expense that are taxable or deductible in other years and items that are never taxable or deductible. The Company’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the end of the reporting period.

Deferred tax

Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit. Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are generally recognized for all deductible temporary differences to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilized. Such deferred tax assets and liabilities are not recognized if the temporary difference arises from goodwill or from the initial recognition other than in a business combination of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax liabilities are recognized for taxable temporary differences associated with investments in subsidiaries and associates, except where the Company is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with such investments are only recognized to the extent that it is probable that there will be sufficient taxable profits against which to utilize the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax liabilities and assets are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset is realized, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

3.                        Significant accounting policies (continued)

Taxation (continued)

Current and deferred tax are recognized in profit or loss.

Property, plant and equipment

Property, plant and equipment held for use in the production or supply of goods or services, or for administrative purposes, are stated in the consolidated statement of financial position at their costs, less any subsequent accumulated depreciation and subsequent accumulated impairment losses. Such cost includes the cost of replacing part of the property, plant and equipment and borrowing costs for longterm construction projects if the recognition criteria are met.

The Company constructs certain of its plant and equipment. In addition to costs under the construction contracts, external costs directly related to the construction of such facilities, including duties and tariffs, equipment installation and shipping costs, are capitalized. Interest incurred during the active construction period is capitalized. Depreciation is recorded at the time assets are ready for their intended use. Such properties are classified to the appropriate categories of property, plant and equipment when completed and ready for intended use. Depreciation of these assets, on the same basis as other property assets, commences when the assets are ready for their intended use.

An item at property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on the disposal or retirement of an item of property, plant and equipment is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognized in profit or loss.

Depreciation is recognized so as to write off the cost of items of property, plant and equipment other than properties under construction over their estimated useful lives, using the straight-line method. The estimated useful lives and depreciation method are reviewed at the end of each reporting period, with the effect of any changes in estimate accounted for on a prospective basis.

The following useful lives are used in the calculation of depreciation.

Buildings	25 years
Plant and equipment	5–10 years
Office equipment	3–5 years

Prepaid land use right

Prepaid land use rights, which are all located in the PRC, are recorded at cost and are charged to profit or loss ratably over the term of the land use agreements which range from 50 to 70 years.

Intangible assets

Acquired intangible assets which consists primarily of technology, licenses and patents, are carried at cost less accumulated amortization and any accumulated impairment loss. Amortization is computed using the straight-line method over the expected useful lives of the assets of three to ten years. The estimated useful life and amortization method are reviewed at the end of each reporting period, with effect of any changes in estimate being accounted for on a prospective basis.

3.                        Significant accounting policies (continued)

Impairment of tangible and intangible assets other than goodwill

At the end of each reporting period, the Company reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). When it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash- generating unit to which the asset belongs. When a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual cash-generating units, or otherwise they are allocated to the smallest group of cash-generating units for which a reasonable and consistent allocation basis can be identified.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognized immediately in profit or loss.

When an impairment loss subsequently reverses, the carrying amount of the asset (or a cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized as income.

3.                        Significant accounting policies (continued)

Cash and cash equivalents

Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash and are subjected to an insignificant risk of changes in value, with original maturities of three months or less.

Restricted cash

Restricted cash consists of bank deposits pledged against letters of credit and short-term credit facilities and unused government subsidies for certain research and development projects. Changes of restricted cash pledged against letter of credit and short-term credit facilities are presented as investing activity in consolidated statement of cash flows.

Inventories

Inventories are stated at the lower of cost and net realizable value. Costs of inventories are determined on a weighted average basis. Net realizable value represents the estimated selling price for inventories less all estimated costs of completion and costs necessary to make the sale.

Provisions

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that the Company will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. When a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows (when the effect of the time value of money is material).

When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, a receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount of the receivable can be measured reliably.

Financial instruments

Financial assets and financial liabilities are recognized when a group entity becomes a party to the contractual provisions of the instruments.

Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities other than financial assets and financial liabilities at fair value through profit or loss are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognized immediately in profit or loss.

3.                        Significant accounting policies (continued)

Financial assets

Financial assets are classified into the following specified categories: financial assets ‘at fair value through profit or loss’ (FVTPL) and ‘available-for-sale’ (AFS) financial assets and ‘loans and receivables’. The classification depends on the nature and purpose of the financial assets and is determined at the time of initial recognition. All regular way purchases or sales of financial assets are recognized and derecognized on a trade date basis. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the marketplace.

Effective interest method

The effective interest method is a method of calculating the amortized cost of a debt instrument and of allocating interest income over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the debt instrument, or, where appropriate, a shorter period, to the net carrying amount on initial recognition.

Income is recognized on an effective interest basis for debt instruments other than those financial assets classified as at FVTPL.

Financial assets at FVTPL

Financial assets are classified as at FVTPL when the financial asset is either held for trading.

A financial asset is classified as held for trading if:

•                           it has been acquired principally for the purpose of selling in the near term; or

•                           it is a part of a portfolio of identified financial instruments that the Company manages together and has a recent actual pattern of short-term profit-taking; or

•                           it is a derivative that is not designated and effective as a hedging instrument.

Financial assets at FVTPL are stated at fair value, with any gains or losses arising on remeasurement recognized in profit or loss. The net gain or loss recognized in profit or loss incorporates any dividend or interest earned on the financial asset and is included in the ‘other gains and losses’ line item.

3.                        Significant accounting policies (continued)

Financial assets (continued)

Available-for-sale financial assets (AFS financial assets)

AFS financial assets are non-derivatives that are either designated as AFS or are not classified as (a) loans and receivables, (b) held-to-maturity investments or (c) financial assets at fair value through profit or loss.

Dividends on AFS equity instruments are recognized in profit or loss when the Company’s right to receive the dividends is established.

The Company has AFS equity investments totaled at $3.8 million as of December 31, 2012 and 2011, respectively, that do not have a quoted market price in an active market and whose fair value cannot be reliably measured and therefore has been measured at cost less any identified impairment losses at the end of each reporting period. The AFS equity investment is recorded in other assets.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Loans and receivables including trade and other receivables, and cash and bank balances and restricted cash are measured at amortized cost using the effective interest method, less any impairment loss.

Interest income is recognized by applying the effective interest rate, except for short-term receivables when the effect of discounting is immaterial.

Impairment of financial assets

Financial assets, other than those at FVTPL, are assessed for indicators of impairment at the end of each reporting period. Financial assets are considered to be impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investment have been affected.

For all other financial assets, objective evidence of impairment could include:

•                           significant financial difficulty of the issuer or counterparty; or

•                           breach of contract, such as a default or delinquency in interest or principal payments; or

•                           it becoming probable that the borrower will enter bankruptcy or financial re-organization.

For certain categories of financial assets, such as trade receivables, assets are assessed for impairment on a collective basis even if they were assessed not to be impaired individually. Objective evidence of impairment for a portfolio of receivables could include the Company’s past experience of collecting payments, an increase in the number of delayed payments in the portfolio past the average credit period, as well as observable changes in national or local economic conditions that correlate with default on receivables.

3.                        Significant accounting policies (continued)

Financial assets (continued)

Impairment of financial assets (continued)

For financial assets carried at amortized cost, the amount of the impairment loss recognized is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the financial asset’s original effective interest rate.

For financial assets that are carried at cost, the amount of the impairment loss is measured as the difference between the asset’s carrying amount and the present value of the estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment loss will not be reversed in subsequent periods.

The carrying amount of the financial asset is reduced by the impairment loss directly for all financial assets with the exception of trade receivables, where the carrying amount is reduced through the use of an allowance account. When a trade receivable is considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited to profit or loss.

For financial assets measured at amortized cost, if, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

Derecognition of financial assets

The Company derecognizes a financial asset only when the contractual rights to the cash flows from the asset expire, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another party. If the Company neither transfers nor retains substantially all the risks and rewards of ownership and continues to control the transferred asset, the Company recognizes its retained interest in the asset and an associated liability for amounts it may have to pay. If the Company retains substantially all the risks and rewards of ownership of a transferred financial asset, the Company continues to recognize the financial asset and also recognizes a collateralized borrowing for the proceeds received.

On derecognition of a financial asset in its entirety the difference between the asset’s carrying amount and the sum of the consideration received and receivable and the cumulative gain or loss that had been recognized in other comprehensive income and accumulated in equity is recognized in profit or loss.

Financial liabilities and equity instruments

Debt and equity instruments issued by a group entity are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument.

3.                        Significant accounting policies (continued)

Financial liabilities and equity instruments (continued)

Equity instruments

An equity instrument is any contract that evidences a residual interest in the assets of the group after deducting all of its liabilities. Equity instruments issued by the Company are recognised at the proceeds received, net of direct issue costs.

Financial liabilities

Financial liabilities are classified as either financial liabilities ‘at FVTPL’ or ‘other financial liabilities’.

Financial liabilities at FVTPL

Financial liabilities are classified as at FVTPL when the financial liability is held for trading.

Financial liabilities at FVTPL are stated at fair value, with any gains or losses arising on remeasurement recognized in profit or loss. The net gain or loss recognized in profit or loss incorporates any interest paid on the financial liability and is included in the ‘other gains and losses’ line item. Fair value is determined in the manner described in Note 35.

Other financial liabilities

Other financial liabilities (including borrowings, trade and other payables and promissory notes) are subsequently measured at amortized cost using the effective interest method.

The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial liability or (where appropriate) shorter period, to the net carrying amount on initial recognition.

Derecognition of financial liabilities

The Company derecognizes financial liabilities when, and only when, the Company’s obligations are discharged, cancelled or they expire. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable is recognized in profit or loss.

Derivative financial instruments

The Company enters into a variety of derivative financial instruments to manage its exposure to interest rate and foreign exchange rate risks, including foreign exchange forward contracts, interest rate swaps and cross currency swaps. Further details of derivative financial instruments are disclosed in Note 35.

Derivatives are initially recognized at fair value at the date the derivative contracts are entered into and are subsequently remeasured to their fair value at the end of each reporting period. The resulting gain or loss is recognized in profit or loss immediately unless the derivative is designated and effective as a hedging instrument, in which event the timing of the recognition in profit or loss depends on the nature of the hedge relationship.

4.                        Transition to IFRS

The Company is dual listed in New York Stock Exchange and Hong Kong Stock Exchange. In order to improve comparability with peers within semiconductor industry and reduce the cost of financial reporting under different accounting framework, the Company started to prepare financials statements in accordance with IFRS for the year ended December 31, 2012. As disclosed in Note 1, these consolidated financial statements represent the Company’s initial presentation of the financial results of operations and financial position under IFRS for the year ended December 31, 2012. As a result, these consolidated financial statements have been prepared in accordance with IFRS 1, “First-time Adoption of International Financial Reporting Standards”. Previously, the Company prepared its annual consolidated financial statements in accordance with US GAAP.

IFRS 1 requires the presentation of comparative information as at January 1, 2011, the transition date and subsequent comparative period as well as the consistent and retrospective application of IFRS accounting policies. To assist with the transition, the provisions of IFRS 1 allow for certain mandatory and optional exemptions for first-time adopters to alleviate the retrospective application of all IFRSs. The significant exemption applied under IFRS 1 in preparing these consolidated financial statements and the significant differences between the Company’s accounting policy under US GAAP and those applied by the Company under IFRS are discussed below.

IFRS 1 First-Time Adoption of International Financial Reporting Standards allows first-time adopters certain exemptions from the retrospective application of certain IFRS.

The Company has applied the following exemptions:

•                      IFRS 2 Share-based Payment has not been applied to equity instruments in share-based payment transactions that were granted on or before November 7, 2002, nor has it been applied to equity instruments granted after November 7, 2002 that vested before January 1, 2011.

•                      The Company has designated unquoted equity instruments held at January 1, 2011 as availablefor-sale investments.

Estimates

The estimates at January 1, 2011 and at December 31, 2011 are consistent with those made for the same dates in accordance with U.S. GAAP .

The estimates used by the Company to present these amounts in accordance with IFRS reflect conditions at January 1, 2011, the date of transition to IFRS and as of December 31, 2011.

4.                        Transition to IFRS (continued)

Reconciliation of statement of financial position under IFRS from the amounts previously reported under U.S. GAAP as at January 1, 2011 (date of transition to IFRS)

	Notes	U.S. GAAP	Effect of Transition to IFRSs	IFRS as at January 1, 2011
		USD’000	USD’000	USD’000
Assets
Non-current assets
Property, plant and equipment		2,351,863	—	2,351,863
Prepaid land use right		78,798	—	78,798
Intangible assets		173,821	—	173,821
Investments in associates*		7,665	—	7,665
Deferred tax assets	E	112,688	—	112,688
Other assets*		2,393	—	2,393
Total non-current assets		2,727,228	—	2,727,228
Current assets
Inventories		213,404	—	213,404
Prepaid operating expenses*		17,705	—	17,705
Trade and other receivables*		264,048	—	264,048
Other financial assets*		3,149	—	3,149
Restricted cash		161,350	—	161,350
Cash and bank balances		515,808	—	515,808
Total current assets		1,175,464	—	1,175,464
Total assets		3,902,692	—	3,902,692

*                                         US GAAP figures have been reclassified to conform to IFRS presentation. Please refer to Note A below for details.

4.              Transition to IFRS (continued)

Reconciliation of statement of financial position under IFRS from the amounts previously reported under U.S. GAAP as at January 1, 2011 (date of transition to IFRS)

			Effect of	IFRS as at
			Transition to	January 1,
	Notes	U.S. GAAP	IFRSs	2011
		USD’000	USD’000	USD’000
Equity and liabilities
Capital and reserves
Ordinary shares		10,934	—	10,934
Share premium	B, D	3,858,642	(96,496)	3,762,146
Reserves	D	(1,092)	40,539	39,447
Accumulated deficit	B	(1,698,947)	55,957	(1,642,990)
Equity attributable to owners of the Company		2,169,537	—	2,169,537
Non-controlling interests	C	39,004	(37,759)	1,245
Total equity		2,208,541	(37,759)	2,170,782
Non-current liabilities
Borrowings		178,596	—	178,596
Deferred tax liabilities		1,094	—	1,094
Deferred government grant		49,143	—	49,143
Promissory notes		56,327	—	56,327
Long-term financial liabilities	C	—	37,759	37,759
Other liabilities		9,646	—	9,646
Total non-current liabilities		294,806	37,759	332,565
Current liabilities
Trade and other payables*		614,055	—	614,055
Borrowings*		705,514	—	705,514
Accrued liabilities*		45,357	—	45,357
Promissory notes		29,374	—	29,374
Other financial liabilities*		3,152	—	3,152
Current tax liabilities		1,893	—	1,893
Total current liabilities		1,399,345	—	1,399,345
Total liabilities		1,694,151	37,759	1,731,910
Total equity and liabilities		3,902,692	—	3,902,692

*          US GAAP figures have been reclassified to conform to IFRS presentation. Please refer to Note A below details.

4.     Transition to IFRS (continued)

Reconciliation of statement of financial position under IFRS from the amounts previously reported under U.S. GAAP as at December 31, 2011

			Effect of	IFRS as at
			transition to	December 31
	Notes	U.S. GAAP	IFRSs	2011
		USD’000	USD’000	USD’000
Assets
Non-current assets
Property, plant and equipment		2,516,578	—	2,516,578
Prepaid land use right		77,231	—	77,231
Intangible assets		179,279	—	179,279
Investments in associates*		15,856	—	15,856
Deferred tax assets	E	31,787	—	31,787
Other assets*		45,685	—	45,685
Total non-current assets		2,866,416	—	2,866,416
Current assets
Inventories		207,308	—	207,308
Prepaid operating expenses*		52,805	—	52,805
Trade and other receivables*		200,905	—	200,905
Other financial assets*		1,973	—	1,973
Restricted cash		136,907	—	136,907
Cash and bank balances		261,615	—	261,615
Total current assets		861,513	—	861,513
Total assets		3,727,929	—	3,727,929

*      US GAAP figures have been reclassified to conform to IFRS presentation. Please refer to Note A below for details.

4.     Transition to IFRS (continued)

Reconciliation of statement of financial position under IFRS from the amounts previously reported under U.S. GAAP as at December 31, 2011 (continued)

			Effect of	IFRS as at
			transition to	December 31,
	Notes	U.S. GAAP	IFRSs	2011
		USD’000	USD’000	USD’000
Equity and liabilities
Capital and reserves
Ordinary shares		10,995	—	10,995
Convertible Preference shares		178	—	178
Share premium	B, D	4,240,530	(158,395)	4,082,135
Reserves	D	3,846	37,469	41,315
Accumulated deficit	B	(2,010,733)	120,926	(1,889,807)
Equity attributable to owners of the Company		2,244,816	—	2,244,816
Non-controlling interests	C	4,200	(3,018)	1,182
Total equity		2,249,016	(3,018)	2,245,998
Non-current liabilities
Borrowings		72,361	—	72,361
Deferred tax liabilities		1,333	—	1,333
Deferred government grant		125,335	—	125,335
Long-term financial liabilities	C	—	3,018	3,018
Promissory notes		28,560	—	28,560
Total non-current liabilities		227,589	3,018	230,607
Current liabilities
Trade and other payables*		375,748	—	375,748
Borrowings*		798,782	—	798,782
Accrued liabilities*		45,674	—	45,674
Promissory notes		29,374	—	29,374
Other financial liabilities*		1,683	—	1,683
Current tax liabilities		63	—	63
Total current liabilities		1,251,324	—	1,251,324
Total liabilities		1,478,913	3,018	1,481,931
Total equity and liabilities		3,727,929	—	3,727,929

*                   US GAAP figures have been reclassified to conform to IFRS presentation. Please refer to Note A below for details.

4.     Transition to IFRS (continued)

Reconciliation of total comprehensive income under IFRS from the amounts previously reported under U.S. GAAP for the year ended December 31, 2011

			Effect of	IFRS for the
			Translation to	year ended
	Notes	U.S. GAAP	IFRSs	2011
		USD’000	USD’000	USD’000
Continuing operations
Revenue		1,319,466	—	1,319,466
Cost of sales		(1,217,525)	—	(1,217,525)
Gross profit		101,941	—	101,941
Research and development		(191,473)	—	(191,473)
Sales and Marketing expenses		(32,559)	—	(32,559)
General and Administration expenses		(57,435)	—	(57,435)
Impairment loss on property, plant and equipment		(17,691)	—	(17,691)
Finance costs	C	(20,583)	(1,320)	(21,903)
Interest income		4,724	—	4,724
Other income*		13,718	—	13,718
Other gains or losses*		17,081	—	17,081
Share of profits of associates		4,479	—	4,479
Loss before tax		(177,798)	(1,320)	(179,118)
Income tax expense		(82,503)	—	(82,503)
Loss for the year from continuing operations		(260,301)	(1,320)	(261,621)
Discontinued operations
Profit for the year from discontinued operations		14,741	—	14,741
Loss for the year		(245,560)	(1,320)	(246,880)
Other comprehensive income
Item that may be reclassified subsequently to profit or loss
Exchange differences on translating foreign operations		4,938	—	4,938
Total comprehensive loss for the year		(240,622)	—	(241,942)

*      US GAAP figures have been reclassified to conform to IFRS presentation. Please refer to Note A below for details.

4.              Transition to IFRS (continued)

Notes to the reconciliation of financial position as at January 1, 2011 and December 31, 2011 and total comprehensive income for the year ended December 31, 2011

A                    Reclassification made to the statement of financial position and statement of comprehensive income

U.S. GAAP figures have been reclassified to conform to IFRS presentation. Reclassification mainly comprise of:

•                                Available-for-sale investment in unlisted shares is presented as separate line item in IFRS financial statements which was recorded in Equity investment in previous U.S. GAAP financial statements

•                                Other receivables, previously recorded in Prepaid expense and other current assets in previous U.S. GAAP financial statements, are reclassified to Trade and other receivables in IFRS financial statements

•                                Other financial assets is presented as separate line item in IFRS financial statements while is recorded in Prepaid expense and other current assets in previous U.S. GAAP financial statements

•                                Short-term borrowing and current portion of long-term debt presented separately in U.S. GAAP financial statements are aggregated and presented as Borrowings in IFRS financial statements

•                                Certain other current liability which was recorded in accrued expenses and other current liabilities in previous U.S. GAAP financial statements are reclassified to Trade and other payables in IFRS financial statements

•                                Current financial liabilities is presented as separate line item in IFRS financial statements which was recorded in Accrued expenses and other current liabilities in previous U.S. GAAP financial statements

•                                Other operating income and Others, net are aggregated and presented as Other income in IFRS financial statements

•                                Loss from sale of equipment and other fixed assets and Foreign currency exchange gain are aggregated and presented as Other gains or losses in IFRS financial statements

4.              Transition to IFRS (continued)

Notes to the reconciliation of financial position as at January 1, 2011 and December 31, 2011 and total comprehensive income for the year ended December 31, 2011 (continued)

B               Convertible preferred shares — beneficial conversion feature

Under US GAAP, a beneficial conversion feature refers to the preferential price of certain convertible equity instruments an investor receives when the effective conversion price of the equity instruments in lower than the fair market value of the common stock to which the convertible equity instrument is convertible into at the date of issuance. US GAAP requires the recognition of the difference between the effective conversion price of the convertible equity instrument and the fair market value of the common stock as a deemed dividend.

Under IFRS, the deemed dividend of US$56.0 million relates to year before 2011 and US$65.0 million in 2011 are not required to be recorded.

C               Preferred shares

Under US GAAP, the Company presented the redeemable accumulated dividend preferred shares in Brite Semiconductor Corporation (“Brite”) and redeemable convertible preferred shares in Semiconductor Manufacturing International (AT) Corporation (“AT”) that were not owned by the Company as non-controlling interest. The accretion of interest on non-controlling interest (or “NCI”) was separately disclosed on the face of the statements of comprehensive income.

IFRS requires an entity that issues a financial instrument with characteristics of both liabilities and equity to separately classify the liability and equity components. The liability component is measured at fair value at inception, and any residual proceeds are allocated to the equity component. On initial recognition, the fair value of the liability component is determined using the prevailing market interest of similar non-convertible debt. The accretion of interest to record the redeemable convertible preferred shares at redemption value is recognized as interest expense. The value assigned to the conversion option of the redeemable convertible preferred shares is insignificant at initial recognition. As a result, the accretion of interest on NCI totaled at US$1.3 million was adjusted to finance cost for the year ended December 31, 2011 and non-controlling interest relates to Brite totaled at US$3.0 million was adjusted from NCI to long-term financial liability as of December 31, 2011.

NCI relates to Brite and AT totaled at US$37.8 million was adjusted from NCI to long-term financial liabilities as of January 1, 2011.

D               Equity settled employee benefits

In order to conform to the current financial year’s presentation as a result of adoption IFRS, equity settled employee benefits reserve has been presented as a component of Reserve.

E.            Deferred tax assets

Deferred tax assets have been reclassified as non-current assets under IFRS. Under US GAAP, deferred tax assets are classified as current or non-current based on the classification of the related asset for financial reporting.

5.              Critical accounting judgments and key sources of estimation uncertainty

In the application of the Company’s accounting policies, which are described in Note 3, the Company is required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Key sources of estimation uncertainty

The following are the key assumptions concerning the future, and other key sources of estimation uncertainty at the end of the reporting period, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

Inventories

Inventories are stated at the lower of cost (weighted average) or net realizable value (NRV), with NRV being the “estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.” The Company estimates the recoverability for such finished goods and work-in-progress based primarily upon the latest invoice prices and current market conditions. If the NRV of a good drop below its carrying value, the Company records a write-down to cost of sales for the difference between the carrying cost and NRV.

Also the Company regularly inspects and reviews its inventories to identify slow-moving and obsolete inventories when the Company identifies items of inventories which are slow-moving on obsolete, the Company will write down inventories in that year.

5.              Critical accounting judgments and key sources of estimation uncertainty (continued)

Key sources of estimation uncertainty (continued)

Depreciation and amortization

The Company operates in a capital-intensive business and they periodically review and assess the estimated useful life of the Company’s assets based on expected use, taking into account effects of obsolescence, demand, and other economic factors. The estimated useful life and dates that the equipment is placed into intended use reflects the Company’s estimate of the periods that the Company intends to derive future economic benefits from the use of the Company’s plant and equipment, land use rights and intangible assets.

This estimate is based on the management’s experience of the actual useful lives and residual values, if any, of assets of similar nature and functions. It could change significantly as a result of technical innovations and actions of its competitors. The Company will increase or decrease depreciation and amortisation charge where useful lives and residual values are estimated to be more than, or less than, previously estimated.

Long-lived assets

The Company assesses the impairment of long-lived assets when events or changes in circumstances indicate that the carrying value of asset or cash-generating unit (“CGU”) may not be recoverable. Factors that the Company considers in deciding when to perform an impairment review include, but are not limited to significant under-performance of a business or product line in relation to expectations, significant negative industry or economic trends, and significant changes or planned changes in the use of the assets.

An impairment analysis is performed at the lowest level of identifiable independent cash flows for an asset or CGU. An impairment exists when the carrying value of an asset or cash-generating unit exceeds its recoverable amount, which is the higher of its fair value less costs to sell and its value in use. The fair value less costs to sell calculation is based on available data from binding sales transactions, conducted at arm’s length, for similar assets or observable market prices less incremental costs for disposing of the asset. The value in use calculation is based on a discounted cash flow model.

The Company makes subjective judgments in determining the independent cash flows that can be related to a specific CGU based on its asset usage model and manufacturing capabilities. The Company measures the recoverability of assets that will continue to be used in the Company’s operations by comparing the carrying value of CGU to the Company’s estimate of the related total future discounted cash flows. If a CGU’s carrying value is not recoverable through the related discounted cash flows, the impairment loss is measured by comparing the difference between the CGU’s carrying value and its recoverable amount, based on the best information available, including market prices or discounted cash flow analysis. The recoverable amount is most sensitive to the discount rate used for the discounted cash flow model as well as the expected future cash-inflows and the growth rate used for extrapolation purposes.

5.              Critical accounting judgments and key sources of estimation uncertainty (continued)

Key sources of estimation uncertainty (continued)

Long-lived assets (continued)

In order to remain technologically competitive in semiconductor industry, the Company has entered into technology transfer and technology license arrangements with third parties in an attempt to advance the Company’s process technologies. The payments made for such technology licenses are recorded as an intangible asset or as a deferred cost and amortized on a straight-line basis over the estimated useful life of the asset. The Company routinely reviews the remaining estimated useful lives of these intangible assets and deferred costs. The Company also evaluates these intangible assets and deferred costs for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. When the recoverable amounts of such assets are determined to exceed their carrying amounts, the Company will impair such assets and write down their carrying amounts to recoverable amount in the year when such determination was made.

Share-based Compensation Expense

The fair value of options and shares issued pursuant to the Company’s option plans at the grant date was estimated using the Black-Scholes option pricing model. This model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option-pricing models require the input of highly subjective assumptions, including the expected term of the options, the estimated forfeiture rates and the expected stock price volatility. The expected term of options granted represents the period of time that options granted are expected to be outstanding. The Company estimated forfeiture rates using historical data to estimate option exercise and employee termination within the pricing formula. The Company uses projected volatility rates based upon the Company’s historical volatility rates. These assumptions are inherently uncertain. Different assumptions and judgments would affect the Company’s calculation of the fair value of the underlying ordinary shares for the options granted, and the valuation results and the amount of share-based compensation would also vary accordingly.

Taxes

Uncertainties exist with respect to the interpretation of complex tax regulations, changes in tax laws, and the amount and timing of future taxable income. Given the wide range of international business relationships and the long-term nature and complexity of existing contractual agreements, differences arising between the actual results and the assumptions made, or future changes to such assumptions, could necessitate future adjustments to tax income and expense already recorded. The Company establishes provisions, based on reasonable estimates, for possible consequences of audits by the tax authorities of the respective counties in which it operates. The amount of such provisions is based on various factors, such as experience of previous tax audits and differing interpretations of tax regulations by the taxable entity and the responsible tax authority. Such differences of interpretation may arise on a wide variety of issues depending on the conditions prevailing in the respective domicile of the Company companies.

Deferred tax assets are recognized for unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of future taxable profits together with tax planning strategies.

5.              Critical accounting judgements and key sources of estimation uncertainty (continued)

Key sources of estimation uncertainty (continued)

Taxes (continued)

As at December 31, 2012, a deferred tax asset of US$0.4 million (December 31, 2011: USD1.8 million) in relation to unused tax losses has been recognized in the Company’s consolidated statement of financial position. The realizability of the deferred tax asset mainly depends on whether sufficient profits or taxable temporary differences will be available in the future. In cases where the actual future profits generated are less than expected, a material reversal of deferred tax assets may arise, which would be recognized in profit or loss for the period in which such a reversal takes place. Further details on taxes are disclosed in Note 10.

Fair value of financial instruments

When the fair value of financial assets and financial liabilities recorded in the statement of financial position cannot be derived from active markets, their fair value is determined using valuation techniques including the discounted cash flow model. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgment is required in establishing fair values. The judgments include considerations of inputs such as liquidity risk, credit risk and volatility. Changes in assumptions about these factors could affect the reported fair value of financial instruments. See Note 35 for further discussion.

Impairment of trade and other receivable

The Company assesses at the end of each reporting period whether there is any objective evidence that trade and other receivable is impaired. To determine whether there is objective evidence of impairment, the Company considers factors such as the probability of insolvency or significant financial difficulties of the debtor and default or significant delay in payments.

When there is objective evidence of impairment loss, the Company takes into consideration the estimation of future cash flows. The amount of the impairment loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate (that is, the effective interest rate computed at initial recognition). Where the actual future cash flows are less than expected, a material impairment loss may arise. The carrying amount of the Company’s trade and other receivable at the end of the reporting period is disclosed in Note 24.

6.              Segment information

The Company operates in three principal geographical areas — United States, Europe, and Asia Pacific.

The Company is engaged principally in the computer-aided design, manufacturing and trading of integrated circuits. The Company’s chief operating decision maker has been identified as the Chief Executive Officer, who reviews consolidated results from operations when making decisions about allocating resources and assessing performance of the Company. The Company operates in one segment. The Company’s revenue from continuing operations from external customers by location is detailed below.

	Revenue from external
	customers
	Year ended	Year ended
	12/31/12	12/31/11
	USD’000	USD’000
United States	940,369	726,011
Europe	38,811	35,256
Asia Pacific*	28,177	21,244
Taiwan	113,227	105,788
Japan	3,423	356
Mainland China and Hong Kong	577,591	430,811
	1,701,598	1,319,466

*                   Not including Taiwan, Japan, Mainland China and Hong Kong

The following table summarizes property, plant and equipment of the Company by location.

	Property, plant and equipment
	12/31/12	12/31/11
	USD’000	USD’000
United States	55	75
Europe	—	5
Taiwan	19	23
Hong Kong	3,640	3,832
Mainland China	2,381,721	2,512,643
	2,385,435	2,516,578

Substantially all other non-current assets excluding deferred tax and financial instruments of the Company are located in Mainland China.

7.              Significant Customers

The following table summarizes net revenue and accounts receivable for customers which accounted for 10% or more of gross accounts receivable and net sales:

	Net Revenue		Accounts receivable
	Year ended December 31,		December 31,
	2012	2011	2012	2011
A	383,626	275,502	43,246	43,468
B	282,946	165,180	57,865	27,921

A	23%	21%	13%	21%
B	17%	13%	18%	13%

8.              Other gains or losses

	Year ended	Year ended
	12/31/12	12/31/11
	USD’000	USD’000
Gain (loss) on disposal of property, plant and equipment	19,325	(508)
Foreign exchange gain	3,895	17,589
	23,220	17,081

The gain on disposal of property, plant and equipment in 2012 arose primarily from disposal of the living quarters in Shanghai.

9.              Finance costs

	Year ended	Year ended
	12/31/12	12/31/11
	USD’000	USD’000
Interest expense	54,712	39,567
Accretion of interest to preferred shareholders of a subsidiary	1,206	1,320
Total interest expense for financial liabilities not classified as at FVTPL	55,918	40,887
Less: amounts capitalized	16,458	18,984
	39,460	21,903

The weighted average interest rate on funds borrowed generally is 4.97% per annum (2011: 3.62% per annum).

10.            Income taxes relating to continuing operations

Income tax recognized in profit or loss

	Year ended 12/31/12	Year ended 12/31/11
	USD’000	USD’000
Current tax — Enterprise Income Tax	1,071	1,363
Deferred tax	(12,486)	81,140
Current tax — Land Appreciation Tax	2,313	—
Total income tax (benefit) expense raised in the current year relating to continuing operations	(9,102)	82,503

The income tax expense for the year can be reconciled to the accounting profit as follows:

	Year ended 12/31/12	Year ended 12/31/11
	USD’000	USD’000
Profit (loss) before tax from continuing operations	13,439	(179,118)
Income tax expense (benefit) calculated at 15% (2011: 15%)	2,016	(26,868)
Effect of tax holiday and tax concession	(3,045)	(2,329)
Expenses to be recognized in future periods	(3,742)	(20,420)
Effect of unused tax losses not recognized as deferred tax assets	(6,574)	130,040
Effect of different tax rates of subsidiaries operating in other jurisdictions	(1,087)	2,508
Others	1,364	(428)
Land Appreciation Tax (after tax) — gain on sale of living quarters	1,966	—
Income tax (benefit) expense (relating to continuing operations)	(9,102)	82,503

The tax rate used for the 2012 and 2011 reconciliation above is the corporate tax rate of 15% payable by most of the Company’s entities in Mainland China under tax law in that jurisdiction.

10.            Income taxes relating to continuing operations (continued)

Current tax liabilities

	12/31/12	12/31/11	01/01/11
	USD’000	USD’000	USD’000
Current tax liabilities
Income tax payable — Land Appreciation Tax	2,313	—	—
Income tax payable — Others	8	63	1,893
	2,321	63	1,893

Deferred tax balances

The following is the analysis of deferred tax assets (liabilities) presented in the consolidated statement of financial position:

	12/31/12	12/31/11	01/01/11
	USD’000	USD’000	USD’000
Deferred tax assets	43,380	31,787	112,688
Deferred tax liabilities	(440)	(1,333)	(1,094)
	42,940	30,454	111,594

	12/31/12	12/31/11	01/01/11
	USD’000	USD’000	USD’000
Deferred tax assets
Allowances and reserves	3,829	1,664	1,321
Net operating loss carry forwards	372	1,767	6,020
Property plant and equipment	38,955	25,966	103,030
Accrued expenses	224	2,390	2,317
Net deferred tax assets	43,380	31,787	112,688
Deferred tax liabilities
Capitalized interest	(373)	(1,266)	(1,049)
Unrealized exchange gain	(64)	(67)	(45)
Depreciation for asset held for sale	(3)	—	—
	(440)	(1,333)	(1,094)

10.            Income taxes relating to continuing operations (continued)

Deferred tax balances (continued)

2012.12.31

	Opening Balance	Recognized in profit or loss	Closing balance
	USD’000	USD’000	USD’000
Deferred tax (liabilities) assets in relation to:
Property plant and equipment	25,966	12,989	38,955
Allowances and reserves	1,664	2,165	3,829
Accrued expenses	2,390	(2,166)	224
Capitalized interest	(1,266)	893	(373)
Unrealized exchange gain	(67)	3	(64)
Depreciation for asset held for sale	—	(3)	(3)
Others	1,767	(1,395)	372
	30,454	12,486	42,940

2011.12.31

	Opening balance	Recognized in profit or loss	Closing balance
	USD’000	USD’000	USD’000
Deferred tax (liabilities) assets in relation to:
Property plant and equipment	103,030	(77,064)	25,966
Allowances and reserves	1,321	343	1,664
Accrued expenses	2,317	73	2,390
Capitalized interest	(1,049)	(217)	(1,266)
Unrealized exchange gain	(45)	(22)	(67)
Others	6,020	(4,253)	1,767
	111,594	(81,140)	30,454

Under the New EIT Law, the profits of a foreign invested enterprise arising in 2008 and beyond that will be distributed to its immediate holding company outside mainland China will be subject to a withholding tax rate of 10%. A lower withholding tax rate may be applied if there is a favorable tax treaty between mainland China and the jurisdiction of the foreign holding company. For example, holding companies in Hong Kong that are also tax residents in Hong Kong are eligible for a 5% withholding tax on dividends under the Tax Memorandum between China and the Hong Kong Special Administrative Region. Since the Company intends to reinvest its earnings to expand its businesses in mainland China, its mainland China subsidiaries do not intend to distribute profits to their immediate foreign holding companies for the foreseeable future.

10.            Income taxes relating to continuing operations (continued)

Deferred tax balances (continued)

Semiconductor Manufacturing International Corporation is incorporated in the Cayman Islands which is tax exempted.

Prior to January 1, 2008, the subsidiaries incorporated in the PRC were governed by the Income Tax Law of the PRC Concerning Foreign Investment and Foreign Enterprises and various local income tax laws (the “FEIT Laws”).

The Law of the People’s Republic of China on Income Tax (“New EIT Law”) was promulgated on March 16, 2007, which became effective January 1, 2008. Under the New EIT Law, domestically-owned enterprises and foreign invested enterprises (“FIEs”) are subject to a uniform tax rate of 25%. Enterprises which were entitled to a preferential tax rate of 25% prior to January 1, 2008 could gradually transit to 25% throughout a five-year period. Pursuant to Guofa [2007] No. 39 (“Circular No. 39”), the application tax rates during the five-year transitional period are as follows: 18% in 2008, 20% in 2009, 22% in 2010, 24% in 2011 and 25% in 2012 and thereafter. The tax holiday, which has already kicked off before the effective date of the EIT law, may continue to be enjoyed till the end of the holiday.

Pursuant to Caishui Circular [2008] No. 1 (“Circular No. 1”) promulgated on February 22, 2008, integrated circuit production enterprises whose total investment exceeds RMB8,000 million (approximately US$1,095 million) or whose integrated circuits have a line width of less than 0.25 micron are entitled to preferential tax rate of 15%. Enterprises with an operation period of more than 15 years are entitled to a full exemption from income tax for five years starting from the first profitable year after utilizing all prior years’ tax losses and 50% reduction of the tax for the following five years. Pursuant to Caishui Circular [2009] No. 69 (“Circular No. 69”), the 50% reduction should be based on the statutory tax rate of 25% unless the income tax rate is reduced by the tax incentives granted by Circular No. 39.

On February 9, 2011, the State Council of China issued Guofa [2011] No. 4 (“Circular No. 4”), the Notice on Certain Policies to Further Encourage the Development of the Software and Integrated Circuit Industries which reinstates the EIT incentives stipulated by Circular No. 1 for the software and integrated circular enterprises.

On April 20, 2012, State Tax Bureau issued Cai Shui [2012] No. 27 (“Circular No. 27”), the income tax policies for encouraging the development of integrated circuit industry is the implementation rule of Circular No. 4.

10.            Income taxes relating to continuing operations (continued)

Deferred tax balances (continued)

The detailed tax status of SMIC’s principal PRC entities is elaborated as follows:

1)                Semiconductor Manufacturing International (Shanghai) Corporation (SMIS)

Pursuant to relevant tax regulation, SMIS began a 10-year tax holiday (five year full exemption followed by five year half reduction) from 2004 after utilizing all prior years’ tax losses. As SMIS is a manufacturing company located in Shanghai’s Pudong New Area, it can continue its tax holiday based on the transitional income tax rate granted by Circular No. 39 instead of the statutory income tax rate. The income tax rate for SMIS was 12% in 2011, 12.5% in 2012 and will be 12.5% in 2013. After that, the income tax rate will be 15%.

2)                Semiconductor Manufacturing International (Beijing) Corporation (SMIB) and Semiconductor Manufacturing International (Tianjin) Corporation (SMIT)

In accordance with Circular No. 4 and Circular No. 27, SMIB and SMIT are entitled to the preferential tax rate of 15% and 10-year tax holiday (five year full exemption followed by five year half reduction) subsequent to their first profit-making years after utilizing all prior tax losses but no later than December 31, 2017. Both entities were in accumulative loss positions as of December 31, 2012 and the tax holiday has not begun to take effect.

Unrecognized deductible temporary differences, unused tax losses

At the end of the reporting period, no deferred tax asset was recognized in respect of tax losses of US$1,199.2 million (December 31, 2011: US$951.9 million) due to the unpredictability of future profit streams, of which $305.1 million, $448.5 million, $83.4 million, $193.5 million and $168.7 million will expire in 2013, 2014, 2015, 2016 and 2017, respectively. At the end of the reporting period, the Company had deductible temporary differences of US$580.4 million (31 December 2011: US$634.9 million) in relation to which no deferred tax asset was recognized as it is not probable that taxable profit will be available against which the deductible temporary differences can be utilized.

11.            Profit (loss) for the year

Profit (loss) for the year from continuing operations has been arrived at after charging (crediting)

11.1  Impairment losses (reversal of impairment losses) on financial assets

	Year ended 12/31/12	Year ended 12/31/11
	USD’000	USD’000
Allowance on trade receivables (see Note 24)	4,615	551
Reversal of allowance on doubtful trade receivables	(2,095)	(6,400)
	2,520	(5,849)

In 2011, the Company settled certain disputes with respective third party debtors by entering into contractually binding agreements which legally released the Company from certain obligations totaling $19.0 million. The forgiveness of debt has been recorded as a reduction of general and administrative expense and other income respectively. In addition, the recovery of bad debt expense of $6.4 million and $2.0 million was recorded as a reduction of general and administrative expense for the year ended December 31, 2011 and 2012, respectively.

11.2  Impairment losses on property, plant and equipment

	Year ended	Year ended
	12/31/12	12/31/11
	USD’000	USD’000
Impairment losses on property, plant and equipment	—	17,691

11.3  Depreciation and amortization expense

	Year ended	Year ended
	12/31/12	12/31/11
	USD’000	USD’000
Depreciation of property, plant and equipment	531,823	518,840
Amortization of intangible assets and land use right	35,076	33,071
Total depreciation and amortization expense	566,899	551,911

11.4  Employee benefits expense

	Year ended	Year ended
	12/31/12	12/31/11
	USD’000	USD’000
Wages, salaries and social security contributions	206,807	190,901
Bonus	28,048	10,431
Paid annual leave	738	310
Non-monetary benefits	12,880	12,494
Termination benefits	7	5,018
Equity-settled share-based payments (Note 33)	7,174	5,336
Total employee benefits expense	255,654	224,490

11.            Profit (loss) for the year (continued)

Profit (loss) for the year then continuing operations has been arrived after charging (crediting) (continued)

11.5  Royalties expense

	Year ended	Year ended
	12/31/12	12/31/11
	USD’000	USD’000
Royalties expense	28,993	22,795

11.6  Government grant

Government subsidies under specific R&D projects

The Company received government awards of US$54.1 million and US$126.1 million and recognized US$31.0 million and US$42.6 million in the form of reimbursement of certain R&D expenses in 2012 and 2011 for several specific R&D projects respectively. The awards are deferred until the milestones specified in the terms of the subsidy have been reached, at which time they are recorded as a reduction in R&D expense.

Government subsidies for specific intended use

The Company received government subsidies in cash of US$1.4 million and US$0.8 million in 2012 and 2011 respectively, which was determined based on the estimated interest expense to be incurred, on the Company’s budgeted outstanding borrowings. The government subsidy is recorded as a liability upon receipt and until the requirements (if any) specified in the terms of the subsidy have been reached, at which time they are recorded as a reduction in interest expense. The Company recorded US$1.2 million and US$0.8 million as reduction of interest expense in 2012 and 2011.

12               Discontinued operations

Disposal of Semiconductor Manufacturing International (AT) Corporation

On March 1, 2011, the Company sold its majority ownership interest in Semiconductor Manufacturing International (AT) Corporation (“AT”) and deconsolidated the entity. As a result, all previously issued preferred securities by AT were cancelled. The Company retained a 10% interest in AT and accounts for such investment as available-for-sale investment as it no longer has a controlling financial interest nor significant influence over AT. The Company reported the results of the AT as a discontinued operation in the condensed consolidated statements of comprehensive income. No cash or other consideration was received by the Company in conjunction with the disposition.

The Company recorded a gain of US$17.1 million on the deconsolidation of AT equal to the difference between (i) the sum of (a) the fair value of the retained non-controlling interest in AT, and (b) the carrying amount of the aforementioned non-controlling interest in AT, and (ii) the carrying amount of AT’s assets and liabilities. Income from discontinued operations of US$14.7 million represents both the results of operations of AT for the period from January 1, 2011 to the date it was deconsolidated and the gain on deconsolidation of AT.

12               Discontinued operations (continued)

Analysis of profit for the year from discontinued operations

Year ended 12/31/11
USD’000
Profit for the year from discontinued operations
Revenue	4,005
Cost of sales	(5,411)
Gross loss	(1,406)
Total expenses	(956)
Net loss for the period	(2,362)
Gain on disposition of discontinued operations, net of taxes	17,103
Profit for the year from discontinued operations	14,741
Cashflow from discontinued operations
The net cash flows incurred by AT are, as follows:
Net cash outflow from operating activities	(1,201)
Net cash outflow from investing activities	(1,013)
Net cash outflow from financing activities	(713)
Net cash outflow	(2,927)

13.            Directors’ remuneration

	Year ended 12/31/12	Year ended 12/31/11
	USD’000	USD’000
Salaries	1,411	1,160
Equity-settled share-based payments	1,113	1,145
	2,524	2,305

The Company granted nil and 113,205,662 options to purchase ordinary shares of the Company to the directors in 2012 and 2011. During the year ended December 31, 2012, no stock options was exercised and 500,000 were expired. And during the year ended December 31, 2011, 1,000,000 stock options were exercised and 78,371,941 stock options were lapsed in connection with certain directors ceasing to continue serving as directors.

The Company granted nil and 46,600,465 restricted share units to purchase ordinary shares of the Company to the directors in 2012 and 2011. During the year ended December 31, 2012, 11,650,116 restricted share units automatically vested and none restricted share units were lapsed. And during the year ended December 31, 2011, 15,114,588 restricted share units automatically vested and 18,473,385 restricted share units were lapsed in connection with certain directors ceasing to continue serving as directors.

In 2012 and 2011, no emoluments were paid by the Company to any of the directors as an inducement to join or upon joining the Company or as compensation for loss of office. In 2012 and 2011, no directors waived any emoluments.

13.            Directors’ remuneration (continued)

(a) Independent non-executive directors

The fees paid or payable to independent non-executive directors of the Company during the year were as follows:

		Employee
		settled share-	Total
	Salaries	base payment	remuneration
	USD’000	USD’000	USD’000
2012
Tsuyoshi Kawanishi	45	15	60
Lip-Bu Tan	65	15	80
Frank Meng	52	40	92
	162	70	232

		Employee
		settled share-	Total
	Salaries	base payment	remuneration
	USD’000	USD’000	USD’000
2011
Tsuyoshi Kawanishi	45	13	58
Lip-Bu Tan	60	13	73
Frank Meng	4	14	18
Jiang Shangzhou*	97	141	238
	206	181	387

*                           Jiang Shangzhou passed away on June 27, 2011.

There were no other emoluments payable to the independent non-executive directors during the year (2011: Nil).

(b)  Executive directors and non-executive directors

		Employee
	Salaries	settled share-	Total
	and wages	base payment	remuneration
	USD’000	USD’000	USD’000
2012
Executive directors:
Zhang Wenyi	188	353	541
Tzu-Yin Chiu*	962	642	1,604
	1,150	995	2,145
Non-executive directors:
Chen Shangzhi	52	24	76
Gao Yonggang	47	24	71
Lawrence Lau	—	—	—
Zhou Jie	—	—	—
Chen Datong	—	—	—
	99	48	147

*                           Tzu-Yin Chiu is also the Chief Executive Officer of the Company.

13.            Directors’ remuneration (continued)

(b) Executive directors and non-executive directors (continued)

	Salaries	Employee settled share- base payment	Total remuneration
	USD’000	USD’000	USD’000
2011
Executive directors:
Zhang Wenyi	100	178	278
Tzu-Yin Chiu	154	261	415
David N.K. Wang*	601	478	1,079
	855	917	1,772
Non-executive directors:
Chen Shanzhi	49	24	73
Gao Yonggang	49	24	73
Lawrence Lau	—	—	—
Zhou Jie	—	—	—
Chen Datong	—	—	—
	98	48	146

*                           David N.K. Wang ceased to be a director on June 29, 2011.

There was no arrangement under which a director waived or agreed to waive any remuneration during the year.

14.            Five highest paid employees

The five highest paid employees during the year included one (2011: one) director, details of whose remuneration are set out in Note 13 above. Details of the remuneration of the remaining four (2011: four) non-directors, highest paid employees for the year are as follows:

	Year ended 12/31/12	Year ended 12/31/11
	USD’000	USD’000
Salaries and other benefits	1,334	1,209
Bonus	16	690
Stock option benefits	521	543
	1,871	2,442

The bonus is determined on the basis of the basic salary and the performance of the Company and the individual.

In 2012 and 2011, no emoluments were paid by the Company to any of the five highest paid employees as an inducement to join or upon joining the Company or as compensation for loss of office.

14.                 Five highest paid employees (continued)

The number of non-director, highest paid employees whose remuneration fell within the following bands is as follows:

	Number of employees
	2012	2011
HK$2,000,001 ($257,441) to HK$2,500,000 ($321,800)	1	—
HK$2,500,001 ($321,801) to HK$3,000,000 ($386,160)	—	—
HK$3,000,001 ($386,161) to HK$3,500,000 ($450,520)	1	—
HK$3,500,001 ($450,521) to HK$4,500,000 ($514,880)	1	1
HK$4,500,001 ($579,241) to HK$5,000,000 ($643,600)	1	2
HK$5,000,001 ($643,601) to HK$5,500,000 ($707,960)	—	1
	4	4

15.                 Earnings (loss) per share

	Year ended 12/31/12	Year ended 12/31/11
	USD	USD
Basic earnings (loss) per share
From continuing operations	0.00	(0.01)
From discontinued operations	—	0.00
Total basic earnings (loss) per share	0.00	(0.01)
Diluted earnings (loss) per share
From continuing operations	0.00	(0.01)
From discontinued operations	—	(0.00)
Total diluted earnings (loss) per share	0.00	(0.01)

Basic earnings (loss) per share

The earnings (loss) and weighted average number of ordinary shares used in the calculation of basic earnings per share are as follows:

	Year ended 12/31/12	Year ended 12/31/11
	USD’000	USD’000
Profit (loss) for the year attributable to owners of the Company	22,771	(246,817)
Earnings (loss) used in the calculation of basic earnings (loss) per share	22,771	(246,817)
Profit for the year from discontinued operations used in the calculation of basic earnings per share from discontinued operations	—	14,741
Earnings (loss) used in the calculation of basic earnings (loss) per share from continuing operations	22,771	(261,558)
Weighted average number of ordinary shares for the purposes of basic earnings (loss) per share	30,078,893,961	27,435,853,922

15.                 Earnings (loss) per share (continued)

Diluted earnings (loss) per share

The earnings (loss) used in the calculation of diluted earnings (loss) per share are as follows:

	Year ended 12/31/12	Year ended 12/31/11
	USD’000	USD’000
Earnings (loss) used in the calculation of basic earnings (loss) per share	22,771	(246,817)
Profit for the year from discontinued operations used in the calculation of diluted earnings (loss) per share from discontinued operations	—	14,741
Earnings (loss) used in the calculation of diluted earnings (loss) per share from continuing operations	22,771	(261,558)

The weighted average number of ordinary shares for the purpose of diluted earnings (loss) per share reconciles to the weighted average number of ordinary shares used in the calculation of basic earnings (loss) per share as follows:

	Year ended	Year ended
	12/31/12	12/31/11
Weighted average number of ordinary shares used in the calculation of basic earnings (loss) per share	30,078,893,961	27,435,853,922
Employee option and restricted share units	64,712,749	—
Convertible preferred shares	1,899,048,145	—
Weighted average number of ordinary shares used in the calculation of diluted earnings (loss) per share	32,042,654,855	27,435,853,922

As of December 31, 2012, the Company had 2,032,765,688 outstanding employee stock options and warrants which were excluded from the computation of diluted earnings per share because the exercise price was greater than the average market price of the common shares.

As of December 31, 2011, the Company had 3,057,405,086 employee stock options, restricted share units, warrants and convertible preferred shares outstanding which were excluded from the computation of diluted loss per share, as their effect would have been anti-dilutive due to the net loss reported in the year ended December 31, 2011.

16.                 Assets classified as held for sale

	12/31/12	12/31/11	01/01/11
	USD’000	USD’000	USD’000
Assets related to employee’s living quarters (i)	4,239	—	—

(i)                           The Company is seeking to sell its self-constructed living quarters to its employees.

17.                 Property, plant and equipment

	Buildings	Plant and equipment	Office equipment	Construction in progress (CIP)	Total
	USD’000	USD’000	USD’000	USD’000	USD’000
Cost
Balance at January 1, 2011	311,717	6,273,719	78,076	814,331	7,477,843
Transfer from (out) CIP	9,351	805,588	12,613	(827,552)	—
Addition	—	—	—	727,576	727,576
Disposals	(1,177)	(75,593)	(4,152)	(2,352)	(83,274)
Write-off	—	—	—	(87,355)	(87,355)
Balance at December 31, 2011	319,891	7,003,714	86,537	624,648	8,034,790
Transfer from (out) CIP	24,581	581,579	18,029	(624,189)	—
Addition	—	—	—	409,750	409,750
Disposals	(4,088)	(7,918)	(580)	(142)	(12,728)
Reclassified as held for sale	(4,842)	—	(32)	—	(4,874)
Balance at December 31, 2012	335,542	7,577,375	103,954	410,067	8,426,938

	Buildings	Plant and equipment	Office equipment	Construction in progress	Total
	USD’000	USD’000	USD’000	USD’000	USD’000
Accumulated depreciation and impairment
Balance at January 1, 2011	77,949	4,873,172	72,507	102,352	5,125,980
Disposal	(406)	(52,448)	(4,090)	—	(56,944)
Write-off	—	—	—	(87,355)	(87,355)
Impairment losses recognized in profit or loss	—	—	—	17,691	17,691
Depreciation expense	11,833	501,683	5,324	—	518,840
Balance at December 31, 2011	89,376	5,322,407	73,741	32,688	5,518,212
Disposal	(1,403)	(4,850)	(579)	—	(6,832)
Depreciation expense	12,903	509,962	8,958	—	531,823
Reclassified as held for sale	(1,671)	—	(29)	—	(1,700)
Balance at December 31, 2012	99,205	5,827,519	82,091	32,688	6,041,503

	Buildings	Plant and equipment	Office equipment	Construction in progress	Total
	USD’000	USD’000	USD’000	USD’000	USD’000
Carrying value at January 1, 2011	233,768	1,400,547	5,569	711,979	2,351,863
Carrying value at December 31, 2011	230,515	1,681,307	12,796	591,960	2,516,578
Carrying value at December 31, 2012	236,337	1,749,856	21,863	377,379	2,385,435

17.                 Property, plant and equipment (continued)

Construction in progress

The construction in progress balance of approximately US$377.4 million as of December 31, 2012, primarily consisted of US$78.7 million and US$146.6 million of the manufacturing equipment acquired to further expand the production capacity at the 12” fab in Beijing and Shanghai, respectively, and US$91.9 million related to the ongoing 8” wafer construction project at Semiconductor Manufacturing International (Shenzhen) Corporation, and US$60.2 million related to various ongoing capital expenditure projects of other subsidiaries, which is expected to be completed by the second half of 2013.

Impairment losses recognized in the year

The Company recorded an impairment loss of US$Nil (2011: US$17.7 million) associated with the disposal of Property, plant and equipment with outdated technologies.

Assets pledged as security

Property, plant and equipment with carrying amount of approximately US$993 million (2011: approximately US$482 million) have been pledged to secure borrowings of the Company (see Note 29). The plant and equipment have been pledged as security for bank loans under a mortgage. The Company is not allowed to pledge these assets as security for other borrowings or to sell them to another entity.

18.                 Intangible assets

Acquired intangible assets
USD’000
Cost
Balance at January 1, 2011	236,691
Additions	37,490
Expired and Disposal	(21,908)
Balance at December 31, 2011	252,273
Additions	89,636
Balance at December 31, 2012	341,909
Accumulated amortization and impairment
Balance at January 1, 2011	62,870
Amortization expense for the year	31,450
Expired and Disposal	(21,326)
Balance at December 31, 2011	72,994
Amortization expense for the year	33,537
Balance at December 31, 2012	106,531
Carrying value at January 1, 2011	173,821
Carrying value at December 31, 2011	179,279
Carrying value at December 31, 2012	235,378

19.                 Subsidiaries

Details of the Company’s subsidiaries at the end of the reporting period are as follows:

Name of company	Principal activity	Place of establishment and operation	Proportion of ownership interest and voting power held by the Company
Better Way Enterprises Limited (“Better Way”)	Provision of marketing related activities	Samoa	Directly	100%
Semiconductor Manufacturing International (Shanghai) Corporation (“SMIS”)#	Manufacturing and trading of semiconductor products	People’s Republic of China (the “PRC”)	Directly	100%
SMIC, Americas	Provision of marketing related activities	United States of America	Directly	100%
Semiconductor Manufacturing International (Beijing) Corporation (“SMIB”)#	Manufacturing and trading of semiconductor products	PRC	Directly	100%
SMIC, Japan	Provision of marketing related activities	Japan	Directly	100%
SMIC Europe S.R.L	Provision of marketing related activities	Italy	Directly	100%
Semiconductor Manufacturing International (Solar Cell) Corporation	Investment holding	Cayman Islands	Directly	100%
SMIC Commercial Shanghai Limited Company (formerly SMIC Consulting Corporation)	Provision of marketing related activities	PRC	Directly	100%
Semiconductor Manufacturing International (Tianjin) Corporation (“SMIT”)#	Manufacturing and trading of semiconductor products	PRC	Directly	100%

19.                 Subsidiaries (continued)

Name of company	Principal activity	Place of establishment and operation	Proportion of ownership interest and voting power held by the Company
SMIC Development (Chengdu) Corporation	Construction, operation, and management of SMICD’s living quarters, schools, and supermarket	PRC	Directly	100%
Semiconductor Manufacturing International (BVI) Corporation (“SM IC (BVI)”)	Provision of marketing related activities	British Virgin Islands	Directly	100%
Admiral Investment Holdings Limited	Investment holding	British Virgin Islands	Directly	100%
SMIC Shanghai (Cayman) Corporation	Investment holding	Cayman Islands	Directly	100%
SMIC Beijing (Cayman) Corporation	Investment holding	Cayman Islands	Directly	100%
SMIC Tianjin (Cayman) Corporation	Investment holding	Cayman Islands	Directly	100%
SilTech Semiconductor (Cayman) Corporation	Investment holding	Cayman Islands	Directly	100%
SMIC Shenzhen (Cayman) Corporation	Investment holding	Cayman Islands	Directly	100%
Brite Semiconductor Corporation*	Investment holding	Cayman Islands	Directly	44.2%
SMIC Energy Technology (Shanghai) Corporation (“Energy Science”)#	Manufacturing and trading of solar cell related semiconductor products	PRC	Indirectly	100%
Magnificent Tower Limited	Investment holding	British Virgin Islands	Indirectly	100%
SMIC Shanghai (HK) Company Limited	Investment holding	Hong Kong	Indirectly	100%

19.                 Subsidiaries (continued)

Name of company	Principal activity	Place of establishment and operation	Directly or indirectly owned Percentage of ownership
SMIC Beijing (HK) Company Limited	Investment holding	Hong Kong	Indirectly	100%
SMIC Tianjin (HK) Company Limited	Investment holding	Hong Kong	Indirectly	100%
SMIC Solar Cell (HK) Company Limited	Investment holding	Hong Kong	Indirectly	100%
SMIC (Wuhan) Development Corporation	Construction, operation, management of living quarters, schools	PRC	Indirectly	100%
SMIC Shenzhen (HK) Company Limited	Investment holding	Hong Kong	Indirectly	100%
SilTech Semiconductor (Hong Kong) Corporation Limited	Investment holding	Hong Kong	Indirectly	100%
Semiconductor Manufacturing International (Shenzhen) Corporation	Manufacturing and trading of semiconductor products	PRC	Indirectly	100%
SilTech Semiconductor Shanghai Corporation Limited	Manufacturing and trading of semiconductor products	PRC	Indirectly	100%
Brite Semiconductor Hong Kong Limited*	Investment holding	Hong Kong	Indirectly	44.2%
Brite Semiconductor (Shanghai) Corporation*	Design House	PRC	Indirectly	44.2%

#                              Abbreviation for identification purposes

*                               The Company consolidates Brite Semiconductor Corporation and its subsidiaries (Brite) through controls gained through contractual agreement. The impact of consolidating of Brite is insignificant to the financial statements of the Company.

20.                 Investments in associates

Details of the Company’s associates at the end of the reporting period are as follows:

Name of company	Principal activity	Place of establishment and operation	Proportion of ownership interest and voting power held by the Company
			12/31/12	12/31/11
Toppan SMIC Electronic (Shanghai) Co., Ltd	Design, production and processing micro lens imaging sensors and related products	Shanghai	30%	30%
Zhongxin Xiecheng Investment (Beijing) Co., Ltd	Equity investment, Project investment, consulting	Beijing	49%	—

Summarized financial information in respect of the Company’s associates is set out below.

	Year ended	Year ended
	12/31/12	12/31/11
	USD’000	USD’000
Total revenue	20,103	24,210
Total profit for the year	5,724	14,928
Company’s share of profits of associates	1,703	4,479

	12/31/12	12/31/11
	USD’000	USD’000
Total assets	69,374	54,470
Total liabilities	(2,237)	(1,616)
Net assets	67,137	52,854
Company’s share of net assets of associates	21,636	15,856

21.      Other financial assets

	31/12/12	31/12/11	01/01/11
	USD’000	USD’000	USD’000
Derivatives
Foreign currency forward contracts	77	939	695
Short-term investments carried at fair value through profit or loss	18,653	1,034	2,454
	18,730	1,973	3,149

22.      Other assets

	12/31/12	12/31/11	01/01/11
	USD’000	USD’000	USD’000
Advance payments	28,252	31,816	—
Others	15,130	13,869	2,393
Non-current	43,382	45,685	2,393

In 2011, an advance of US$28 million was made in conjunction with a proposed joint venture between the Company and Wuhan Xinxin Semiconductor Manufacturing Corporation (“Xinxin”). This advance payment is refundable should the joint venture cannot be formed successfully.

In addition, an advance of US$3.9 million was made in 2011 to Zhongxin Xiecheng Investment (Beijing) Corporation Limited in conjunction with a joint venture between China Investment Corporation and the Company. The advance converted to capital of the new company after it was formed in 2012.

Available-for-sale investment of US$3.8 million as of December 31, 2012 and 2011, respectively, has been included as others.

23.      Inventories

	12/31/12	12/31/11	01/01/11
	USD’000	USD’000	USD’000
Raw materials	52,228	54,853	79,037
Work in progress	156,392	93,472	86,235
Finished goods	87,108	58,983	48,132
	295,728	207,308	213,404

The cost of inventories recognized as an expense during the year in respect of inventory provision was US$30.9 million (2011: US$26.1 million).

24.      Trade and other receivables

	12/31/12	12/31/11	01/01/11
	USD’000	USD’000	USD’000
Trade receivables	323,451	208,054	255,996
Allowance for doubtful debts	(45,340)	(42,820)	(49,373)
	278,111	165,234	206,623
Other receivables and refundable deposits	50,100	35,671	57,425
	328,211	200,905	264,048

24.      Trade and other receivables (continued)

The Company determines credit terms ranging from 30 to 60 days for each customer on a case-by-case basis, based on its assessment of such customer’s financial standing and business potential with the Company.

The Company determines its allowance for doubtful debts based on the Company’s historical experience and the relative aging of receivables as well as individual assessment of certain debtors. The Company’s allowance for doubtful debts excludes receivables from a limited number of customers due to their high credit worthiness. The Company provides allowance for doubtful debts based on recoverable amount by making reference to the age category of the remaining receivables and subsequent settlement. The Company recognized U$4.6 million and US$0.6 million of allowance for doubtful debts respectively during the year ended 31 December 2012 and 2011 respectively. The Company reviews, analyzes and adjusts allowance for doubtful debts on a monthly basis.

In evaluating the customers’ credit quality, the Company used an internal system based on each customer’s operation size, listing status, payment history and other qualitative criteria. These criteria are reviewed and updated annually. Based on such evaluation, the Company believes the recoverability of those receivables that are not impaired is reasonably assured.

Trade receivables

Of the trade receivables balance at the end of the year of 2012 and 2011, US$101.1 million and US$71.4 million respectively are due from the Company’s two largest customers.

Trade receivables disclosed above include amounts (see below for aged analysis) that are past due at the end of the reporting period for which the Company has not recognized an allowance for doubtful debts because there has not been a significant change in credit quality and the amounts are still considered recoverable.

Age of receivables

	12/31/12	12/31/11	01/01/11
	USD’000	USD’000	USD’000
Current	222,765	134,958	174,380
Past due but not impaired
Within 30 days	31,219	26,468	25,395
31—60 days	16,559	1,083	3,033
Over 60 days	7,568	2,725	3,815
Total	278,111	165,234	206,623
Average overdue days	47	31	37

Movement in the allowance for doubtful debts

	12/31/12	12/31/11
	USD’000	USD’000
Balance at beginning of the year	42,820	49,373
Addition in allowance for doubtful debts	4,615	551
Amounts written off during the year as uncollectible	—	(704)
Reversal of allowance for doubtful debts	(2,095)	(6,400)
Balance at end of the year	45,340	42,820

In determining the recoverability of a trade receivable, the Company considers any change in the credit quality of the trade receivable from the date credit was initially granted up to the end of the reporting period.

24.      Trade and other receivables (continued)

Trade receivables (continued)

Movement in the allowance for doubtful debts (continued)

Included in the allowance for doubtful debts are individually impaired trade receivables amounting to nil (December 31, 2011: US$4.6 million) which have been placed under liquidation. The impairment recognized represents the difference between the carrying amount of these trade receivables and the present value of the expected liquidation proceeds. The Company does not hold any collateral over these balances.

Age of impaired trade receivables

	12/31/12	12/31/11
	USD’000	USD’000
Within 30 days	278	204
31—60 days	855	53
Over 60 days	44,207	42,563
Total	45,340	42,820

25.      Restricted cash

As of December 31, 2012 and 2011, restricted cash consisted of US$111.6 million and US$46.3 million, respectively of bank time deposits pledged against letters of credit and short-term borrowings, and US$106.0 million and US$90.6 million, respectively of government subsidies received mainly for the reimbursement of research and development expenses to be incurred.

26.      Shares and issued capital

Fully paid ordinary shares

	Number of	Share	Share
	shares	capital	premium
		USD’000	USD’000
Balance at January 1, 2011	27,334,063,747	10,934	3,762,146
Issue of shares under the Company’s employee share option plan (see Note 33)	153,612,318	61	11,870
Balance at December 31, 2011	27,487,676,065	10,995	3,774,016
Issuance of shares under the Company’s employee share option plan (see Note 33)	57,004,448	23	3,057
Conversion of convertible preferred shares	4,455,459,110	1,782	306,515
Balance at December 31, 2012	32,000,139,623	12,800	4,083,588

Fully paid ordinary shares, which have a par value of US$0.0004, carry one vote per share and carry a right to dividends.

Convertible preferred shares

	Number of	Share	Share
	shares	capital	premium
		USD’000	USD’000
Balance at January 1, 2011	—	—	—
Issue of shares	445,545,911	178	308,119
Balance at December 31, 2011	445,545,911	178	308,119
Converted into ordinary shares	(445,545,911)	(178)	(308,119)
Balance at December 31, 2012	—	—	—

In June 2011, the Company issued 360,589,053 non-redeemable convertible preferred shares (the “Preferred Shares”) and a warrant (the “CIC Warrant”) to subscribe for up to 72,117,810 preferred shares, to Country Hill Limited, a wholly-owned subsidiary of China Investment Corporation (“CIC”), for an aggregate proceeds of approximately $249 million, net of issuance cost of $0.6 million which was deducted from the carrying value of the Preferred Shares.

In September 2011, the Company issued 84,956,858 preferred shares and a Warrant (the “Datang Warrant” and, together with the CIC Warrant, the “Warrant”) to subscribe for up to 16,991,371 preferred shares, to Datang Holdings (Hongkong) Investment Company Limited (“Datang (Hongkong)”), for aggregate proceeds of approximately $58.9 million.

The holders of the preferred shares had the right at any time to convert their preferred shares into fully paid ordinary shares and the preferred shares have been mandatorily converted into ordinary shares at the conversion rate of 10 ordinary shares per convertible preferred share. As of result of the conversion, the Company issued 3,605,890,530 and 849,568,580 ordinary shares to CIC and Datang (Hongkong), respectively, on June 4, 2012.

The Warrant to subscribe for convertible preferred shares have expired without exercise.

26.      Shares and issued capital (continued)

Share options schemes

The Company has adopted the two share option schemes under which options to subscribe for the Company’s shares have been granted to certain employees, officers and other service providers (Note 33).

27.      Reserves

Equity-settled employee benefits reserve

	12/31/12	12/31/11
	USD’000	USD’000
Balance at beginning of year	37,469	40,539
Arising on share-based payments	7,174	5,336
Transfer to share premium	(2,411)	(8,406)
Balance at end of year	42,232	37,469

The above equity-settled employee benefits reserve related to share options granted by the Company to its employees and service providers under its employee share option plan. Items included in equity- settled employee benefits reserve will not be reclassified subsequently to profit or loss. Further information about share-based payments to employees and service providers is set out in Note 33.

Foreign currency translation reserve

Items that may be reclassified subsequently to profit or loss

	12/31/12	12/31/11
	USD’000	USD’000
Balance at beginning of year	3,846	(1,092)
Exchange differences arising on translating the foreign operations	70	4,938
Balance at end of year	3,916	3,846

Exchange differences relating to the translation of the results and net assets of the Company’s foreign operations from their functional currencies to the Company’s presentation currency (i.e. United States dollars) are recognized directly in other comprehensive income and accumulated in the foreign currency translation reserve. Exchange differences previously accumulated in the foreign currency translation reserve (in respect of translating both the net assets of foreign operations and hedges of foreign operations) are reclassified to profit or loss on the disposal of the foreign operation.

28.                 Accumulated deficit

As stipulated by the relevant laws and regulations applicable to China’s foreign investment enterprise, the Company’s PRC subsidiaries are required or allowed to make appropriations to non-distributable reserves. The general reserve fund requires annual appropriation of 10% of after tax profit (as determined under accounting principles generally accepted in the PRC at each year-end), after offsetting accumulated losses from prior years, until the accumulative amount of such reserve fund reaches 50% of registered capital of the relevant subsidiaries. The general reserve fund can only be used to increase the registered capital and eliminate future losses of the relevant subsidiaries under PRC regulations. The staff welfare and bonus reserve is determined by the board of directors of the respective PRC subsidiaries and used for the collective welfare of the employee of the subsidiaries. The enterprise expansion reserve is for the expansion of the subsidiaries’ operations and can be converted to capital subject to approval by the relevant authorities. These reserves represent appropriations of the retained earnings determined in accordance with Chinese law. In 2012 the Company did not make any appropriation to non-distributable reserves. As of December 31, 2012 and 2011, the accumulated non-distributable reserve was US$30 million and US$30 million respectively.

In addition, due to restrictions on the distribution of paid-in capital from the Company’s PRC subsidiaries, the PRC subsidiaries’ paid-in capital of US$3,412 million at December 31, 2012 is considered restricted.

As a result of these PRC laws and regulations, as of December 31, 2012, reserve and capital of approximately US$3,442 million was not available for distribution to the Company by its PRC subsidiaries in the form of dividends, loans or advances.

In 2012, and 2011 the Company did not declare or pay any cash dividends on the ordinary shares.

29.                 Borrowings

	12/31/12	12/31/11	01/01/11
	USD’000	USD’000	USD’000
At amortized cost
Short-term commercial bank loans (i)	383,225	607,427	372,055
	383,225	607,427	372,055
Long-term debt by contracts
Shanghai USD & RMB loan	—	—	110,271
Beijing USD syndicate loan (ii)	—	180,084	290,062
EUR loan (iii)	—	8,271	25,422
Tianjin USD syndicate loan	—	—	86,300
Beijing USD & RMB loan (iv)	49,079	48,838	—
Shanghai USD loan (v)	68,500	26,523	—
Shanghai EXIM70M loan (vi)	70,000	—	—
Shanghai 268M syndicate loan (vii)	245,611	—	—
Beijing EXIM20M loan (viii)	20,000	—	—
Beijing 600M syndicate loan (ix)	260,000	—	—
	713,190	263,716	512,055
Less: current maturities of long-term debt	184,578	191,355	333,459
Non-current maturties of long-term debt	528,612	72,361	178,596
Borrowing by repayment schedule:
Within 1 year	567,803	798,782	705,514
Within 1—2 years	309,000	72,361	178,596
Within 2—5 years	219,612	—	—
	1,096,415	871,143	884,110

Summary of borrowing arrangements

(i)                 As of December 31, 2012, the Company had 29 short-term credit agreements that provided total credit facilities of up to US$1 billion on a revolving credit basis. As of December 31, 2012, the Company had drawn down US$383.2 million under these credit agreements and US$629.3 million was available for future trading and borrowings. The outstanding borrowings under the credit agreements are unsecured, except for $129 million, which is secured by time deposits, and US$5.9 million, which is secured by property with an original cost of US$2.1 million. The interest expense incurred in 2012 was US$22.2 million of which US$8.6 million was capitalized as additions to assets under construction. The interest rate ranged from 1.01% to 7.2% in 2012.

29.                 Borrowings (continued)

Summary of borrowing arrangements (continued)

(ii)                    In May 2005, Semiconductor Manufacturing International (Beijing) Corporation (“SMIB”) entered into the Beijing USD syndicate loan, a five-year loan facility in the aggregate principal amount of US$600 million, with a syndicate of financial institutions based in the PRC. The principal amount was repayable starting from December 2007 in six equal semi-annual installments. On June 26, 2009, SMIB amended the syndicated loan agreement to defer the commencement of the three remaining semi-annual payments to December 28, 2011. The amendment includes a provision for mandatory early repayment of a portion of the outstanding balance if SMIB’s financial performance exceeds certain pre-determined benchmarks. The amendment was accounted for as a modification as the terms of the amended instrument were not substantially different from the original terms. SMIB made the repayment of remaining outstanding borrowing US$180.1 million in 2012. The interest rate ranged from 2.94% to 2.99%. The interest expense incurred in 2012 was US$4.1 million, of which US$1.0 million was capitalized additions to assets under construction in 2012.

The Beijing USD syndicate loan contained covenants to maintain minimum cash flows as a percentage of non-cash expenses and to limit total liabilities, excluding shareholder loans, as a percentage of total assets. SMIB was in compliance with these covenants as of December 31, 2011. The loan has been fully repaid during 2012.

(iii)                 On December 15, 2005, the Company entered into a EUR denominated long-term loan facility agreement in the aggregate principal amount of EUR85 million (equivalent to approximately US$105 million) with ABN Amro Bank N.V., Shanghai Branch. The drawdown period of the facility ended on the earlier of (i) thirty six months after the execution of the agreement or (ii) the date which the loans have been fully drawn down. Each draw-down made under the facility was repaid in full by the Company in ten equal semi-annual installments. In May and June 2012, SMIS repaid the remaining balance of EUR6.4 million. The interest rate ranged from 2.6% to 4.7% in 2012. The interest expense incurred in 2012 was US$0.23 million of which US$0.09 million was capitalized additions to assets under construction in 2012.

The loan has been fully repaid during 2012.

(iv)                In September 2011, SMIB entered into the USD and RMB Loan, a two-year loan facility in the principal amount of US$25 million and RMB150 million (approximately US$24 million) with The Export-Import Bank of China. This two-year bank facility was used for working capital purposes. As of December 31, 2012, SMIB had drawn down US$25 million & RMB150 million on this loan facility. The principal amount is repayable in September 2013. The interest rate on this loan facility ranged from 6.15% to 6.65% in 2012. The interest expense incurred in 2012 was US$3.2 million, of which US$0.7 million was capitalized additions to assets under construction in 2012.

The total outstanding balance of this USD & RMB Loan is secured by SMIB’s plant and equipment with an original cost of US$132.3 million as of December 31, 2012 (US$132.3 million as of December 31, 2011).

29.                 Borrowings (continued)

Summary of borrowing arrangements (continued)

(v)                   In April 2011, SMIS entered into the Shanghai EXIM Bank USD loan I, a new two-year loan facility in the principal amount of $69.5 million with The Export-Import Bank of China. This two-year bank facility was used to finance the planned expansion for SMIS’s 12-inch fab. As of December 31, 2012, SMIS had drawn down US$69.5 million and repaid US$1 million. The principal amount of $68.5 million will be repayable in June, 2013. The interest rate ranges from 4.40% to 4.79% during 2012. The interest expense incurred in 2012 was US$3.4 million, of which US$1.1 million was capitalized additions to assets under construction in 2012.

The total outstanding balance of the facilities is secured by certain equipment of SMIS with an original cost of US$ 99.6 million as of December 31, 2012 (US$38.6 million as of December 31, 2011). The Shanghai EXIM Bank USD loan contains covenants to maintain certain minimum coverage ratio. SMIS was in compliance with these covenants as of December 31, 2012 and 2011 respectively.

(vi)                In October 2012, SMIS entered into the Shanghai EXIM Bank USD loan II, a new two-year loan facility in the principal amount of US$70 million with The Export-Import Bank of China, which is secured by certain equipment of SMIS. This two-year bank facility was used to finance the planned expansion for SMIS’s 12-inch fab. As of December 31, 2012, SMIS had drawn down US$70 million. The principal amount of $70 million will be repayable in October 2014. The interest rate is 4.55%. The interest expense incurred in 2012 was US$0.4 million, of which US$0.1 million was capitalized addition to assets under construction in 2012.

The Shanghai USD loan contains covenants to maintain certain minimum coverage ratio. SMIS was in compliance with these covenants as of December 31, 2012.

(vii)             In March 2012, SMIS entered into a loan facility in the aggregate principal amount of US$268 million from a consortium of international and Chinese banks. This three-year bank facility is used to finance the working capital for SMIS’s 8-inch fab. The facility is secured by the manufacturing equipment located in the SMIS 8-inch fabs, plants and land use right of SMIS. As of December 31, 2012, SMIS had drawn down US$245.6 million, on this loan facility. The principal amount is repayable from September 2013 to March 2015. The interest rate on this loan facility ranged from 4.03% to 4.24% in 2012. The interest expense incurred in 2012 was US$7.9 million, of which US$2.4 million was capitalized additions to assets under construction in 2012. The Shanghai USD syndicate loan contains covenants to maintain certain minimum coverage ratio. SMIS was in compliance with these covenants as of December 31, 2012.

(viii)          In March 2012, SMIB entered into the new USD Loan, a two-year working capital loan facility in the principal amount of US$30 million with the Export-Import Bank of China, which is unsecured. This two-year bank facility was used for working capital purpose. As of December 31, 2012, SMIB had drawn down US$20 million on this loan facility. The principal amount is repayable in March 2014. The interest rate on this loan facility ranged from 6.46% to 6.54% in 2012. The interest expense incurred in 2012 was US$1 million, of which US$0.2 million was capitalized additions to assets under construction in 2012.

29.                 Borrowings (continued)

Summary of borrowing arrangements (continued)

(ix)               In March 2012, SMIB entered into the Beijing USD syndicate loan, a seven-year loan facility in the aggregate principal amount of $600 million, with a syndicate of financial institutions based in the PRC. This seven-year bank facility was used to expand the capacity of SMIB’s 12 inch fabs. The facility is secured by the manufacturing equipment located in the SMIB and SMIT fabs, and 100% equity pledge of SMIB and SMIT. As of December 31, 2012, SMIB had drawn down US$260 million on this loan facility which is repayable from March 2014 to March 2016. The interest rate on this loan facility ranged from 6.16% to 6.24% in 2012. The interest expense incurred in 2012 was US$12.2 million, of which US$2.3 million was capitalized additions to assets under construction in 2012. The Beijing USD syndicate loan contains covenants to maintain certain minimum coverage ratio. SMIB was in compliance with these covenants as of December 31, 2012.

30.                 Trade and other payables

	12/31/12	12/31/11	01/01/11
	USD’000	USD’000	USD’000
Trade payables	331,394	280,691	515,577
Advance receipts from customers	67,108	68,660	22,795
Deposit received from customer	10,591	5,631	64,445
Other payable	14,859	20,766	11,238
	423,952	375,748	614,055

Trade payables are non-interest bearing and are normally settled on 30-day to 60-day terms.

An aging analysis of the accounts payable is as follows:

	12/31/12	12/31/11	01/01/11
	USD’000	USD’000	USD’000
Current	275,398	194,434	429,831
Overdue:
Within 30 days	26,783	42,278	42,087
Between 31 to 60 days	10,652	16,327	8,541
Over 60 days	18,561	27,652	35,118
	331,394	280,691	515,577

31.                 Promissory notes

In 2009, the Company reached a new settlement with Taiwan Semiconductor Manufacturing Corporation (“TSMC”). Under this agreement, the remaining promissory note of US$40.0 million under the prior 2005 Settlement Agreement was cancelled. The Company issued twelve non-interest bearing promissory notes with an aggregate amount of US$200.0 million as the settlement consideration. The Company has recorded a discount of US$8.1 million for the imputed interest on the notes using an effective interest rate of 2.85% (which represents the Company’s average rate of borrowing for 2009), which was recorded as a reduction of the face amount of the promissory notes. In total, the Company paid TSMC US$30.0 million and US$30.0 million in 2012 and 2011, respectively. The outstanding promissory notes are as follows:

		12/31/12
		Discounted
	Face value	Value
	USD’000	USD’000
Maturity
2013—Current	30,000	29,374
	30,000	29,374

32.                 Other financial liabilities

	12/31/12	12/31/11	01/01/11
	USD’000	USD’000	USD’000
Derivatives carried at fair value through profit or loss (FVTPL)
Foreign currency forward contracts	25	816	480
Interest rate swaps	—	405	1,380
Cross-currency interest rate swaps	—	462	1,292
	25	1,683	3,152

33.                 Share-based payments

Employee Stock Option Plans

The Company’s employee stock option plans (the “Plans”) allow the Company to offer a variety of incentive awards to employees, consultants or external service advisors of the Company. The options are granted at the fair market value of the Company’s ordinary shares and expire 10 years from the date of grant and vest over a requisite service period of four years.

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model, taking into account the terms and conditions upon which the share options were granted.

Restricted share units (“RSUs”)

The Company adopted the Equity Incentive Plan (“EIP”) whereby the Company provided additional incentives to the Company’s employees, directors and external consultants through the issuance of restricted shares, restricted share units and stock appreciation rights to the participants at the discretion of the Board of Directors. The RSUs vest over a requisite service period of 4 years and expire 10 years from the date of grant.

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model, taking into account the terms and conditions upon which the instruments were granted.

The expense recognized for employee services received during the year is shown in the following table:

	Year ended	Year ended
	12/31/12	12/31/11
	USD’000	USD’000
Expense arising from equity-settled share-based payment transactions	7,174	5,336

33.                 Share-based payments (continued)

Movements during the year

(i)                      The following table illustrates the number and weighted average exercise prices (WAEP) of, and movements in, share options during the year (excluding RSUs):

	2012 Number	2012 WAEP		2011 Number	2011 WAEP
Outstanding at January 1	1,230,938,429	US$	0.10	1,317,679,526	US$	0.11
Granted during the year	292,084,956	US$	0.04	321,290,693	US$	0.07
Cancelled during the year	(209,218,313)	US$	0.09	(332,650,148)	US$	0.11
Exercised during the year	(28,437,700)	US$	0.02	(75,381,642)	US$	0.05
Outstanding at December 31	1,285,367,372	US$	0.09	1,230,938,429	US$	0.10
Exercisable at December 31	457,250,416	US$	0.12	465,796,149	US$	0.12

The weighted average remaining contractual life for the share options outstanding as at December 31, 2012 was 6.61 years (2011: 6.67 years).

The range of exercise prices for options outstanding at the end of the year was US$0.02 to US$0.35 (2011: US$0.01 to US$0.35).

The following table list the inputs to the Black Scholes Pricing models used for the option granted during the years ended 31 December 2012 and 2011, respectively:

	2012	2011
Dividend yield (%)	—	—
Expected volatility	65.93%	69.15%
Risk-free interest rate	0.77%	1.04%
Expected life of share options	1—5 years	1—5 years

The risk-free rate for periods within the contractual life of the option is based on the yield of the US Treasury Bond. The expected term of options granted represents the period of time that options granted are expected to be outstanding. Expected volatilities are based on the average volatility of the Company’s stock prices with the time period commensurate with the expected term of the options. The dividend yield is based on the Company’s intended future dividend plan.

The valuation of the options are based on the best estimates from Company by taking into account a number of assumptions and subject to limitation of the valuation model. Changes in variables and assumptions may affect the fair value of these options.

33.                 Share-based payments (continued)

Movements during the year (continued)

(ii)              The following table illustrates the number and weighted average fair value (WAFV) of, and movements in, RSUs during the year (excluding share options):

	2012 Number	2012 WAFV		2011 Number	2011 WAFV
Outstanding at January 1	101,564,432	US$	0.07	144,457,562	US$	0.10
Granted during the year	65,170,000	US$	0.04	67,949,495	US$	0.07
Cancelled during the year	(12,809,396)	US$	0.08	(32,611,949)	US$	0.10
Exercised during the year	(28,566,748)	US$	0.08	(78,230,676)	US$	0.10
Outstanding at December 31	125,358,288	US$	0.06	101,564,432	US$	0.07

The weighted average remaining contractual life for the RSUs outstanding as at December 31, 2012 was 8.84 years (2011: 9.01 years).

34.                 Disposal of a subsidiary

On March 1, 2011, the Company disposed of majority ownership interest in Semiconductor Manufacturing International (AT) Corporation. No cash consideration received in connection with this disposal.

Year ended 12/31/11
USD’000
Analysis of asset and liabilities over which control was lost
Cash and cash equivalents	3,861
Trade and other receivables	14,470
Inventories	5,210
Property, plant and equipment	29,263
Intangible assets	26
Trade and other payables	(24,370)
Borrowings	(300)
Deferred income	(6,723)
Net assets disposed of	21,437
Gain on disposal of subsidiary
10% investment retained	2,532
Cancellation of preferred shares	36,008
Net assets disposed of	(21,437)
Gain on disposal	17,103

The gain on disposal is included in the profit for the year from discontinued operations (see Note 12).

35.                 Financial instruments

Capital management

The Company manages its capital to ensure that entities in the Company will be able to continue as going concerns while maximizing the return to stakeholders through the optimization of the capital structure. The Company’s overall strategy remains unchanged from 2011.

The capital structure of the Company consists of net debt (borrowings as detailed in Note 29 offset by cash and bank balance) and equity of the Company.

Where the entity manages its capital through issuing/repurchasing shares and raising/repayment of debts. The Company reviews the capital structure on a semi-annual basis. As part of this review, the Company considers the cost of capital and the risks associates with each class of capital. The Company will balance its overall capital structure through the payment of dividends, new share issues and share buy-backs as well as the issue of new debt or the redemption of existing debt.

Gearing ratio

The gearing ratio at end of the reporting period was as follows.

	12/31/12	12/31/11
	USD’000	USD’000
Debt (i)	1,096,415	871,143
Cash and bank balances	(358,490)	(261,615)
Net debt	737,925	609,528
Equity	2,276,452	2,245,998
Net debt to equity ratio	32.42%	27.14%

(i)                      Debt is defined as long- and short-term borrowings (excluding derivatives), as described in Note 29.

35.                 Financial instruments (continued)

Categories of financial instruments

	12/31/12	12/31/11
	USD’000	USD’000
Financial assets
Cash and bank balance	358,490	261,615
Restricted Cash (Deposit pledged against letters of credit & short-term credit facilities)	111,560	46,273
Fair value through profit or loss (FVTPL)
Foreign currency forward contracts	77	939
Short-term investment carried at fair value through profit or loss	18,653	1,034
Trade and other receivables	328,211	200,905
Available-for-sale financial assets carried at cost	3,757	3,757
Financial liabilities
Fair value through profit or loss (FVTPL)
Foreign currency forward contracts	25	816
Interest rate swaps	—	405
Cross-currency interest rate swaps	—	462
Trade and other payables	423,952	375,748
Borrowings	1,096,415	871,143
Promissory notes	29,374	57,934
Long-term liabilities	4,223	3,018

Financial risk management objectives

The Company’s corporate treasury function co-ordinates access to domestic and international financial markets, monitors and manages the financial risks relating to the operations of the Company through internal risk reports which analyze exposures by degree and magnitude of risks. These risks include market risk including currency risk, interest rate risk and other price risk, credit risk and liquidity risk.

The Company seeks to minimise the effects of these risks by using derivative financial instruments to hedge risk exposures. The use of financial derivatives is governed by the Company’s policies approved by the board of directors, which provide written principles on foreign exchange risk, interest rate risk, credit risk, the use of financial derivatives and non-derivative financial instruments, and the investment of excess liquidity. Compliance with policies and exposure limits is reviewed on continuous basis. The Company does not enter into or trade financial instruments, including derivative financial instruments, for speculative purposes.

35.                 Financial instruments (continued)

Market risk

The Company’s activities expose it primarily to the financial risks of changes in foreign currency exchange rates and interest rates. The Company enters into a variety of derivative financial instruments to manage its exposure to foreign currency risk and interest rate risk, including:

•                           forward foreign exchange contracts to hedge the exchange rate risk arising on the import from suppliers;

•                           interest rate swaps to mitigate the risk of rising interest rates; and

•                           cross-currency interest rate swap agreements to protect against volatility of future cash flows caused by the changes in both interest rates and exchange rates associated with outstanding long-term debt denominated in a currency other than the US dollar.

Market risk exposures are measured using the sensitivity analysis and the analysis in the following sections relate to the position as at December 31, 2012 and 2011.

There has been no change to the Company’s exposure to market risks or the manner in which these risks are managed and measured.

Foreign currency risk management

The Company undertakes transactions denominated in foreign currencies, consequently, exposures to exchange rate fluctuations arise. Exchange rate exposures are managed within approved policy parameters utilising forward foreign exchange contracts.

The carrying amounts of the Company’s foreign currency denominated monetary assets and monetary liabilities at the end of the reporting period are as follows

	Liabilities		Assets
	12/31/12	12/31/11	12/31/12	12/31/11
	USD’000	USD’000	USD’000	USD’000
EUR	1,345	12,569	3,249	3,017
JPY	13,693	19,137	3,023	2,629
RMB	254,750	178,491	456,271	431,121
Others	6,934	7,797	2,122	1,630

35.                 Financial instruments (continued)

Foreign currency risk management (continued)

Foreign currency sensitivity analysis

The Company is mainly exposed to the currency of RMB, Japanese Yen (“JPY”) and Euros (“EUR”).

The following table details the Company’s sensitivity to a 5% increase in the foreign currencies against USD. 5% represents management’s assessment of the reasonably possible change in foreign exchange rates. The sensitivity analysis includes only outstanding foreign currency denominated monetary items and adjusts their translation at the period end for a 5% change in foreign currency rates. For a 5% decrease of the foreign currency against USD, there would be an equal and opposite impact on the profit or equity below predicted.

	EUR		JPY		RMB		Others
	2012	2011	2012	2011	2012	2011	2012	2011
	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000
Profit or loss	95	(478)	(562)	(869)	10,606	13,296	(3)	(11)
Equity	95	(478)	(562)	(869)	10,606	13,296	(3)	(11)

Forward foreign exchange contracts

It is the policy of the Company to enter into forward foreign exchange contracts to cover specific foreign currency payments and receipts within the exposure generated. The Company also enters into forward foreign exchange contracts to manage the foreign currency exposure from purchases/sales and financing activities.

35.                 Financial instruments (continued)

Foreign currency risk management (continued)

Forward foreign exchange contracts (continued)

The following table details the forward foreign currency (FC) contracts outstanding at the end of the reporting period:

Outstanding contracts

	Average exchange rate		Foreign currency		Notional value		Fair value assets/ (liabilities)
	12/31/12	12/31/11	12/31/12	12/31/11	12/31/12	12/31/11	12/31/12	12/31/11
			FC’000	FC’000	USD’000	USD’000	USD’000	USD’000
Buy RMB
Less than 3 months	6.3763	6.5085	221,173	586,456	35,504	93,199	67	736
3 months to 1 year	6.4100	6.4450	294,696	426,592	47,306	67,794	(15)	(525)
			515,869	1,013,048	82,810	160,993	52	211
Buy EUR
3 months to 1 year		1.3214		3,600		4,653	—	(88)
				3,600		4,653	—	(88)

The Company does not enter into foreign currency exchange contracts for speculative purposes.

Interest rate risk management

The Company is exposed to interest rate risk relates primarily to the Company’s long-term debt obligations, which the Company generally assumes to fund capital expenditures and working capital requirements. The risk is managed by the Company by maintaining an appropriate mix between fixed and floating rate borrowings, and by the use of interest rate swap contracts and cross currency swap contracts.

The Company’s exposures to interest rates on financial assets and financial liabilities are detailed in the liquidity risk management section of this note.

Interest rate sensitivity analysis

The sensitivity analyses below have been determined based on the exposure to interest rates for both derivatives and non-derivative instruments at the end of the reporting period. For floating rate liabilities, the analysis is prepared assuming the amount of the liability outstanding at the end of the reporting period was outstanding for the whole year. A 10 basis point increase or decrease represents management’s assessment of the reasonably possible change in interest rates.

If interest rates had been 10 basis points higher and all other variables were held constant, the Company’s profit for the year ended December 31, 2012 would decrease by US$0.6 million (2011: loss increase by US$0.7 million). This is mainly attributable to the Company’s exposure to interest rates on its variable rate borrowings.

35.                 Financial instruments (continued)

Interest rate risk management (continued)

Interest rate swap contracts

Under interest rate swap contracts, the Company agrees to exchange the difference between fixed and floating rate interest amounts calculated on agreed notional principal amounts. Such contracts enable the Company to mitigate the risk of changing interest rates on the fair value of issued fixed rate debt and the cash flow exposures on the issued variable rate debt. The fair value of interest rate swaps at the end of the reporting period is determined by discounting the future cash flows using the curves at the end of the reporting period and the credit risk inherent in the contracts, and is disclosed below. The average interest rate is based on the outstanding balances at the end of the reporting period.

The following tables detail the notional principal amounts and remaining terms of interest rate swap contracts outstanding at the end of the reporting period.

Outstanding receive	Average contracted		Notional principal		Fair value assets
floating pay fixed	fixed interest rate		value		(liabilities)
contracts	12/31/12	12/31/11	12/31/12	12/31/11	12/31/12	12/31/11
	%	%	USD’000	USD’000	USD’000	USD’000
Less than 1 year	—	2.07	—	48,000	—	(405)

The interest rate swaps settle on a semi-yearly basis. The floating rate on the interest rate swaps is linking to 6 month Libor. The Company will settle the difference between the fixed and floating interest rate on a net basis.

Credit risk management

Credit risk refers to the risk that counterparty will default on its contractual obligations resulting in financial loss to the Company. The Company is mainly exposed to credit risk from trade receivables and deposits with banks and financial institutions.

Customer credit risk is managed by each business unit subject to the Company’s established policy, procedures and control relating to customer credit risk management. It is the Company’s policy that all customers who wish to trade on credit terms are subject to credit verification procedures and is offered credit terms only with the approval from Finance and Sales Division. Credit quality of a customer is assessed using publicly available financial information and its own trading records to rate its major customers. The Company’s exposure and credit ratings of its counterparties are continuously monitored. In addition, receivable balances are monitored on an ongoing basis with the result that the Company’s exposure to bad debts is not significant.

Trade receivables consist of a large number of customers, spread across diverse industries and geographical areas.

35.                 Financial instruments (continued)

Credit risk management (continued)

Apart from A and B, two largest customers of the Company, the Company does not have significant credit risk exposure to any single counterparty or any group of counterparties having similar characteristics. The Company defines counterparties as having similar characteristics if they are related entities. Concentration of credit risk related to A and B did not exceed 10% and 12% of gross monetary assets at the end of current year. Concentration of credit risk to any other counterparty did not exceed 5% of gross monetary assets at the end of current year.

Net revenue and accounts receivable for customers which accounted for 10% or more of the Company’s accounts receivable and net sales is disclosed in Note 7.

The credit risk on liquid funds and derivative financial instruments is limited because the counterparties are banks with high credit-ratings.

Liquidity risk management

The Company manages liquidity risk by maintaining adequate cash reserves, banking facilities and reserve borrowing facilities, by continuously monitoring forecast and actual cash flows, and by matching the maturity profiles of financial assets and liabilities.

Liquidity and interest risk tables

The following tables detail the Company’s remaining contractual maturity for its non-derivative financial liabilities with agreed repayment periods. The tables have been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the Company can be required to pay. The tables include both interest and principal cash flows. To the extent that interest flows are floating rate, the undiscounted amount is derived from interest rate curves at the end of the reporting period. The contractual maturity is based on the earliest date on which the Company may be required to pay.

		Weighted average effective interest rate	Less than 3 months	3 months to 1 year	1—5 years	5+ years	Total
		%	USD’000	USD’000	USD’000	USD’000	USD’000
31 December 2012
Promissory notes			—	30,000	—	—	30,000
Interest-bearing bank and other borrowings	Fixed	4.73%	—	392,282	—	—	392,282
	Floating	5.64%	—	189,786	588,270	—	778,056
Long-term financial liabilities			—	—	6,750	—	6,750
Trade and other payables			353,009	62,120	8,823	—	423,952
			353,009	674,188	603,843	—	1,631,040

35.                 Financial instruments (continued)

Liquidity risk management (continued)

Liquidity and interest risk tables (continued)

		Weighted average effective	Less than	3 months
		interest rate	3 months	to 1 year	1—5 years	5+ years	Total
		%	USD’000	USD’000	USD’000	USD’000	USD’000
31 December 2011
Promissory notes			—	30,000	30,000	—	60,000
Interest-bearing bank and other borrowings	Fixed	3.60%	—	618,364	—	—	618,364
	Floating	3.46%	—	194,665	77,368	—	272,033

Long-term financial liabilities			—	—	6,750	—	6,750
Trade and other payables			322,528	47,407	5,813	—	375,748
			322,528	890,436	119,931	—	1,332,895

The following table details the Company’s expected maturity for its non-derivative financial assets. The table has been drawn up based on the undiscounted contractual maturities of the financial assets including interest that will be earned on those assets. The inclusion of information on non-derivative financial assets is necessary in order to understand the Company’s liquidity risk management as the liquidity is managed on a net asset and liability basis.

	Weighted average effective interest rate	Less than 3 months	3 months to 1 year	1—5 years	5+ years	Total
	%	USD’000	USD’000	USD’000	USD’000	USD’000
31 December 2012
Trade and other receivables		322,380	5,831	—	—	328,211
Cash balances, restricted cash & short-term investments	1.35%	414,798	75,108	—	—	489,906
Available for sale financial assets		—	—	—	3,757	3,757
		737,178	80,939	—	3,757	821,874

	Weighted average effective interest rate	Less than 3 months	3 months to 1 year	1—5 years	5+ years	Total
	%	USD’000	USD’000	USD’000	USD’000	USD’000
31 December 2011
Trade and other receivables		195,953	4,952	—	—	200,905
Cash balances, Restricted Cash & short-term investments	0.91%	265,773	43,647	—	—	309,420
Available for sale financial asset		—	—	—	3,757	3,757
		461,726	48,599	—	3,757	514,082

35.                 Financial instruments (continued)

Liquidity risk management (continued)

Liquidity and interest risk tables (continued)

The amounts included above for variable interest rate instruments for both non-derivative financial assets and liabilities is subject to change if changes in variable interest rates differ to those estimates of interest rates determined at the end of the reporting period.

The Company has access to financing facilities as described in below section, of which USD629.3 million were unused at the end of the reporting period (2011: USD311.6 million). The Company expects to meet its other obligations from operating cash flows and proceeds of maturing financial assets.

The following table details the Company’s liquidity analysis for its derivative financial instruments. The table has been drawn up based on the undiscounted contractual net cash inflows and outflows on derivative instruments that settle on a net basis, and the undiscounted gross inflows and outflows on those derivatives that require gross settlement. When the amount payable or receivable is not fixed, the amount disclosed has been determined by reference to the projected interest rates as illustrated by the yield curves at the end of the reporting period.

	1 month	Less than 1 month	1—3 months	3 months to 1 year	1—5 years	5+ years
	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000
31 December 2012
Net settled:
— foreign exchange forward Contracts	—	20	47	(15)	—	—
	—	20	47	(15)	—	—
31 December 2011
Net settled:
— Interest rate swaps	—	—	—	(405)	—	—
— foreign exchange forward contracts	—	712	24	(613)	—	—
— cross-currency interest rate swap contracts	—	—	—	(462)	—	—
	—	712	24	(1,480)	—	—

Fair value of financial instruments

Fair value of financial instruments carried at amortized cost

The Company considers that the carrying amounts of financial assets and financial liabilities recognized in the consolidated financial statements approximate their fair values.

The carrying values of long-term promissory notes approximate their fair values as the interest rates used to discount the promissory notes did not fluctuate significantly between the date the notes were recorded and December 31, 2012.

35. Financial instruments (continued)

Fair value of financial instruments (continued)

Valuation techniques and assumptions applied for the purposes of measuring fair value

The fair values of financial assets and financial liabilities are determined as follows:

•                           the fair value of financial instruments based on quoted market prices in active markets, valuation techniques that use observable market-based inputs or unobservable inputs that are corroborated by market data. Pricing information the Company obtains from third parties is internally validated for reasonableness prior to use in the consolidated financial statements. When observable market prices are not readily available, the Company generally estimates the fair value using valuation techniques that rely on alternate market data or inputs that are generally less readily observable from objective sources and are estimated based on pertinent information available at the time of the applicable reporting periods. In certain cases, fair values are not subject to precise quantification or verification and may fluctuate as economic and market factors vary and the Company’s evaluation of those factors changes.

Fair value measurements recognized in the consolidated statement of financial position

The following table provides an analysis of financial instruments that are measured subsequent to initial recognition at fair value, grouped into Levels 1 to 3 based on the degree to which the fair value is observable:

•                           Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;

•                           Level 2 fair value measurements are those derived from inputs other than quoted pries included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•                           Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

	31/12/12
	Level 1	Level 2	Level 3	Total
	USD’000	USD’000	USD’000	USD’000
Financial assets at FVTPL
Derivative financial assets	—	77	—	77
Short-term investment carried at fair value through profit or loss	—	18,653	—	18,653
Total	—	18,730	—	18,730
Financial liabilities at FVTPL
Other derivative financial liabilities	—	(25)	—	(25)
Total	—	(25)	—	(25)

35.            Financial instruments (continued)

Fair value of financial instruments (continued)

Fair value measurements recognized in the consolidated statement of financial position (continued)

	31/12/12
	Level 1	Level 2	Level 3	Total
	USD’000	USD’000	USD’000	USD’000
Financial assets at FVTPL
Derivative financial assets	—	939	—	939
Short-term investment carried at fair value through profit or loss	—	1,034	—	1,034
Total	—	1,973	—	1,973
Financial liabilities at FVTPL
Other derivative financial liabilities	—	(1,683)	—	(1,683)
Total	—	(1,683)	—	(1,683)

There were no transfers between Level 1 and 2 during year ended December 31, 2012 and 2011.

36.            Related party transactions

Balances and transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and are not disclosed in this note. Details of transactions between the Company and other related parties are disclosed below.

Trading transactions

During the year, group entities entered into the following trading transactions with related parties that are not members of the Company:

	Sales of goods
	Year ended	Year ended
	12/31/12	12/31/11
	USD’000	USD’000
Datang Microelectronics Technology Co., Ltd**	9,654	4,558
Toppan SMIC Electronics (Shanghai) Co., Ltd	4,192	4,099

36.            Related party transactions (continued)

Trading transactions (continued)

	Purchase of goods		Purchase of services
	Year	Year	Year	Year
	ended	ended	ended	ended
	31/12/12	31/12/11	31/12/12	31/12/11
	USD’000	USD’000	USD’000	USD’000
Toppan SMIC Electronics (Shanghai) Co., Ltd	169	6,828	12,755	13,594
Zhongxin Xiecheng Investment (Beijing) Co., Ltd	—	—	1,094	—

The following balances were outstanding at the end of the reporting period:

	Amounts owing by		Amounts owing to
	related parties		related parties
	12/31/12	12/31/11	12/31/12		12/31/11
	USD’000	USD’000	USD’000		USD’000
Datang Microelectronics Technology Co., Ltd**	4,138	1,261	—		—
Datang Telecom Company Finance Co., Ltd**	—	—	80,262	*	—
Toppan SMIC Electronics (Shanghai) Co., Ltd	372	350	1,487		1,629

*   Short-term borrowing, the principal amount is repayable in May 2013. The interest rate is 5.04%.

** Members of Datang Group.

On December 14, 2011, the Company entered into a Framework Agreement with Datang Telecom Technology & Industry Holdings Co., Ltd. (“Datang”), a substantial shareholder of the Company. Datang is a member of Datang Telecom Technology & Industry Group (“Datang Group”). Pursuant to the agreement, the Company (including its subsidiaries) and Datang (including its associates) will engage in business collaboration including but not limited to foundry service. The effective period of the Framework Agreement is three years. The pricing for the transactions contemplated under the agreement will be determined by reference to reasonable market price.

36.      Related party transactions (continued)

Compensation of key management personnel

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly, including directors of the Company.

The remuneration of key management personnel during the year are as follows:

	year ended	year ended
	12/31/12	12/31/11
	USD’000	USD’000
Short-term benefits	3,191	3,222
Share-based payments	1,343	1,619
	4,534	4,841

The remuneration of key management personnel is determined by the Compensation Committee having regard to the performance of individuals and market trends.

The Board approved to sell self-developed apartment to two of the key management in 2012. Amount of sales of self-developed apartments was US$0.9 million.

37.      Commitments for expenditure

Purchase commitments

As of December 31, 2012, the Company had the following commitments to purchase machinery, equipment and construction obligations. The machinery and equipment is scheduled to be delivered to the Company’s facility by December 31, 2013.

	12/31/12	12/31/11
	USD’000	USD’000
Commitments for the facility construction	25,551	40,322
Commitments for the acquisition of property, plant and equipment	481,639	420,461
	507,190	460,783

38.      Approval of financial statements

The financial statements were approved and authorized for issue by the board of directors on March 25, 2013.

Share Capital

On June 4, 2012, all 360,589,053 convertible preferred shares issued to Country Hill Limited (“CHL”) and all 84,956,858 convertible preferred shares issued to Datang Holdings (Hongkong) Investment Company Limited (“Datang (Hongkong)”) were mandatorily converted into ordinary shares of the Company (“Ordinary Shares”) at the conversion rate of 10 Ordinary Shares per convertible preferred share. As a result of the conversion, the Company issued 3,605,890,530 and 849,568,580 Ordinary Shares to CHL and Datang (Hongkong), respectively, on June 4, 2012.

During the year ended December 31, 2012, the Company issued 16,639,200 Ordinary Shares to certain of the eligible participants including employees, directors, officers, and service providers of the Company (“eligible participants”) pursuant to the Company’s 2004 Stock Option Plan (“2004 Stock Option Plan”), 28,566,748 Ordinary Shares to certain of the eligible participants pursuant to the Company’s amended and restated 2004 Equity Incentive Plan (“2004 Equity Incentive Plan”), and 11,798,500 Ordinary Shares to certain of the eligible participants pursuant to the Company’s 2001 Stock Plan.

During the year ended December 31, 2012, the Company did not repurchase any shares from eligible participants pursuant to the terms of the Company’s 2001 Preference Shares Stock Plan and 2001 Regulation S Preference Shares Stock Plan (collectively the “2001 Preference Shares Plan”) or the Company’s 2001 Stock Plan.

Number of
Shares
Outstanding Share Capital as at December 31, 2012:	Outstanding
Ordinary Shares	32,000,139,623

Under the terms of the 2004 Equity Incentive Plan, the Compensation Committee of the Company may grant restricted share units (“Restricted Share Units”) to eligible participants. Each Restricted Share Unit represents the right to receive one Ordinary Share. Restricted Share Units granted to new employees and existing employees generally vest at a rate of 25% upon the first, second, third, and fourth anniversaries of the vesting commencement date. Upon vesting of the Restricted Share Units and subject to the terms of the Company’s Insider Trading Policy and the payment by the participants of applicable taxes, the Company will issue to the relevant participants the number of Ordinary Shares underlying the awards of Restricted Share Units. For the year ended December 31, 2012, the Compensation Committee granted a total of 65,170,000 Restricted Share Units.

The remaining vesting dates of the Restricted Share Units granted (after deducting the number of Restricted Share Units granted but cancelled due to the departure of eligible participants prior to vesting) approximately are as follows:

Approximate no. of Restricted Share Units (the actual
number of shares eventually to be issued may change due
Vesting Dates	to departure of eligible participants prior to vesting)
2012
1-Jan	14,320,699
21-Jan	200,000
29-Jan	75,000
1-Feb	483,393
4-Feb	1,679,399
13-Feb	75,000
16-Feb	75,000
23-Feb	8,396,994
12-Mar	125,000
31-Mar	125,000
22-May	8,750
24-May	1,684,992
30-Jun	2,330,023
5-Aug	9,320,093
27-Oct	50,000
2013
1-Jan	7,556,546
23-Feb	1,679,398
31-Mar	125,000
1-May	14,850,000
24-May	1,684,992
30-Jun	2,330,023
9-Jul	625,000
5-Aug	9,320,093
2014
1-Jan	7,556,583
23-Feb	1,679,399
31-Mar	125,000
1-May	14,850,000
24-May	1,684,993
30-Jun	2,330,023
9-Jul	625,000
5-Aug	9,320,093
2015
1-Jan	3,893,759
1-May	14,850,000
30-Jun	2,330,024
9-Jul	625,000
5-Aug	9,320,093
2016
30-Apr	14,850,000
9-Jul	625,000

Repurchase, Sale or Redemption of the Company’s Listed Securities

Neither the Company nor any of its subsidiaries has repurchased, sold or redeemed any of the Company’s Ordinary Shares during the year ended December 31, 2012.

Corporate Governance Practices

The HKSE’s Code of Corporate Governance Practices (the “Former CG Code”) which was subsequently revised as the Corporate Governance Code (the “CG Code”) as set out in Appendix 14 of the Listing Rules, which contains code provisions to which an issuer, such as the Company, is expected to comply or advise as to reasons for deviations (the “Code Provisions”) and recommended best practices which an issuer is encouraged to implement (the “Recommended Practices”). The Corporate Governance Policy of the Company came into effect on January 25, 2005 after approval by the Board (and was subsequently updated by the Board on July 26, 2005 and April 24, 2009, November 7, 2011 and March 23, 2012, respectively) (the “CG Policy”). The CG Policy, which is available on the Company’s website at www.smics.com under “Investor Relations > Corporate Governance > Policy and Procedures”, incorporates all of the Code Provisions except for paragraph E.1.3 which relates to the notice period for general meetings of the Company, and many of the Recommended Practices. In addition, the Company has adopted or put in place various policies, procedures, and practices in compliance with the provisions of the CG Policy.

To the best of the Directors’ knowledge, the Company is not aware of any non-compliance with the Code Provisions of the Former Code and of the new CG Code effective from April 1, 2012 during the year ended December 31, 2012.

Model Code for Securities Transactions by Directors of Listed Issuers

The Company has adopted an Insider Trading Compliance Program (the “Insider Trading Policy”) which encompasses the requirements of the Model Code as set out in Appendix 10 of the Listing Rules (the “Model Code”). The Company, having made specific enquiry of all Directors, confirms that all Directors have complied with the Insider Trading Policy and the Model Code throughout the year ended December 31, 2012. The senior management of the Company as well as all officers, Directors, and employees of the Company and its subsidiaries are also required to comply with the provisions of the Insider Trading Policy.

REVIEW BY AUDIT COMMITTEE

The Audit Committee of the Company has reviewed with the management of the Company, the accounting principles and practices accepted by the Company and has discussed with the Directors matters concerning internal controls and financial reporting of the Company, including a review of the audited financial statements of the Company for the year ended December 31, 2012.

ANNUAL REPORT

The Annual Report for the year ended December 31, 2012 will be published on the website of The Stock Exchange of Hong Kong Limited (http://www.hkex.com.hk) as well as the website of the Company (www.smics.com) and will be dispatched to shareholders of the Company in due course.

As at the date of this announcement, the Directors are Zhang Wenyi as Chairman of the Board of Directors and Executive Director of the Company; Tzu-Yin Chiu as Chief Executive Officer and Executive Director; Chen Shanzhi, Gao Yonggang, Lawrence Juen-Yee Lau (Datong Chen as his Alternate) and Zhou Jie as Non-Executive Directors of the Company; and Tsuyoshi Kawanishi, Frank Meng and Lip-Bu Tan as Independent Non-Executive Directors of the Company.

By order of the Board
Semiconductor Manufacturing International
Corporation
Dr. Tzu-Yin Chiu
Chief Executive Officer
Executive Director

Shanghai, PRC, March 25, 2013

*  For identification only